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DATE : 5/14/02

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82-1463

MAY 10

Sandvik

Annual Report 2001



COVER

The cover illustration shows three young representatives of the global knowledge-based company Sandvik, from left:

Ricky Jackson, 39, account manager, equipment and service to mining industry, Sandvik Tamrock in Australia. Employee of Sandvik since 1999.

Brian J. Davies, 28, B.Sc. Industrial Engineering, milling specialist at Sandvik Coromant in the US. Employee of Sandvik since 1995.

Helle Andersen, 30, M.Sc. Eng., responsible for tube and rod at Sandvik Steel in Denmark and effective in May 2002 also marketing manager at the company. Employee of Sandvik since 1998.

Sandvik

Annual Report 2001

Sandvik Aktiebolag; (publ) Corporate Registration Number 556000-3468

CONTENTS

Highlights of 2001

- Record invoicing and earnings
- Markedly weaker business climate in second half
- Comprehensive program of change
- Several important company acquisitions
- Higher dividend and share buy-back
- New CEO and Board Chairman in 2002



Sandvik Steel inaugurated a new cold-rolling mill in Sandviken, Sweden, during the year for the production of extremely thin strip steel for such products as razor blades.

	2001	2000
Order intake, SEK M	47 900	45 000
Invoiced sales, SEK M	48 900	43 750
of which, outside Sweden, %	95	95
Profit after financial income and expenses, SEK M	5 606	5 804
Return on capital employed, %	17.4	20.3
Return on shareholders' equity, %	15.5	17.3
Earnings per share, SEK	14.40	14.30
Dividend per share, SEK	9.50*	9.00
Number of employees, 31 Dec.	34 848	34 742

* Proposed



President and CEO Clas Åke Hedström is leaving his position at the 2002 Annual General Meeting and is being proposed and new Board Chairman. New President and CEO from the same date will be Lars Pettersson, right.


SANDVIK
山特维克道
SANDVIK AVENUE

Expansion in China continues. In Langfang, a city of more than half a million inhabitants, a street was actually named after Sandvik.



E-commerce is now an established sales channel in an increasing number of markets.


WALTER

Agreement was reached on acquisition of a majority interest in the German tool manufacturer Walter AG.



Sandvik acquired products for crushing and sorting in the mining and construction industry during the year.


SANDVIK
Coromant

During 2001, Sandvik Coromant introduced the new CoroMill Plura endmill, developed specifically for the die and mould industry.



Sandvik Materials Handling received an order for more than SEK 400 M for a complete materials-handling system to one of Thailand's largest coal mines.

Continued profitable growth

The year 2001 began strongly, but uncertainty increased successively and the trend of the world economy changed dramatically in the autumn. The year was successful for the Sandvik Group, particularly when viewed in relation to the business climate and the events that occurred in the world. Sales and earnings reached new peaks. The year was eventful, with several important acquisitions, such as the majority shareholding in the German company Walter AG. During the year, work was intensified to utilize our global strength and gain market shares, reduce costs and to improve the structure of our operations.

"The steeper decline in the business climate meant that the Group's work with structural and productivity improvement was intensified."

MARKET AND BUSINESS CLIMATE

The beginning of 2001 continued strong, particularly in Europe, but the weakening of the economy that began in the US toward the end of 2000 spread to other parts of the world during the year. At the end of the year, for the first time in several decades, we experienced a concurrent and global downturn in the world economy.

Demand for Sandvik's products was affected, although to varying extents. Sales fell sharply for Sandvik Specialty Steels and during the fourth quarter also for Sandvik Tooling. In contrast, Sandvik Mining and Construction reported favorable demand during most of the year.

ACCELERATED PACE OF PROGRAM OF CHANGE

The steeper decline in the business climate meant that the Group's work with structural and productivity improvement was intensified. Within Sandvik Tooling, the program to enhance efficiency and increase productivity was moved forward in the autumn. The program of change within Sandvik Specialty Steels proceeded as planned. Also within Sandvik Mining and Construction, which reported highly favorable development, a review of capacity and staffing was initiated to align cost levels.

SUCCESSFUL STRATEGY

Sandvik's position as a world-leading engineering company is the result of a long-term effort characterized by generations of foresight, willpower and ability to change. We are active in many industries and have a broad geographical spread. This dampens to some extent the impact of fluctuations in the economy, but nevertheless we are affected by changes in the business climate. A key component of the Group's goals and strategy is to reduce the effect of these swings. This is accomplished through an even broader program of high-value-added products and services within attractive and expansive areas through organic growth and acquisitions. We also have an ambition to achieve an increasingly balanced geographic presence.

When I assumed the position of President in 1994, the Group focused on an aggressive growth strategy. For the first time, we actively communicated our financial goals to the capital market. The objective for organic growth was doubled compared with the outcome for the preceding ten-year period, while the 20 % objective for return on capital employed was retained. A new dividend policy was formulated which, combined with the value growth of the Sandvik share, should exceed the average for our industry.

This marked the beginning of a period of many aggressive investments:

- A strong expansion of our resources on attractive growth markets in Asia, Eastern Europe and NAFTA.
- A significant increase in R&D resources.
- Increased growth through acquisition of complementary operations.
- Review of the Group's structure, with divestment of Sandvik Saws and Tools and a major restructuring of Sandvik Process Systems.
- Concentration of operations to three business areas.
- Increased focus on IT and competence development.

Our strategy has been successful. Sales rose by an average of 11% annually, earnings by 15% and total return for the shareholders by 20% per year during the period 1994–1999.

Against this background a new review of all of the Group's financial objectives was made.

The new objectives, presented in autumn 2000, meant that we raised the bar further: higher rate of growth with sustained profitability over a business cycle and with a retained dividend policy. Acquisitions are a natural element of growth and should primarily be carried out in our established areas, but also in closely related areas in which we have expertise. An objective for the capital structure was established. More information about Sandvik's development is presented in a number of interesting theme articles on pages 8 to 17 describing the goal-oriented, expansive, productive, innovative and global Sandvik.

LEADERSHIP THROUGH PRODUCTIVITY

Sandvik's business concept is to actively contribute to improve the customers' productivity and profitability. This involves close cooperation with customers worldwide. Our objective is to constantly renew ourself, be better and more competitive. Farsightedness shall be combined with responsiveness and the ability to continuously change in pace with external demands.

Internal productivity within the Group must also improve continuously. We encourage a positive attitude to change, new ideas and new initiatives. It is the mission of each leader to make it possible for all individuals and teams to achieve optimum results. A leader coaches and guides his or her co-workers and teams to achieve goals through an active management by objectives.

We achieve increased internal productivity through continuous improvement as well as through structural changes. To reach our objectives, costs must be reduced and capital employed lowered. This is accomplished through concentrating production to fewer units, regionalizing logistics centers and rationalizing our internal administration. Freed-up resources are to be invested in development of customer service and R&D operations, which are the cornerstones of profitable growth.

THE SANDVIK SHARE

The objective is that return to the shareholders shall exceed the average for our industry. The Sandvik share shall be an attractive investment and have good liquidity. During the past ten years, value growth combined with the dividend has been higher than the average of the European engineering industry. The ownership structure has changed successively during the period, with Industrivärden as the new principal owner and a more than doubled foreign ownership. We have moved from two classes of shares to one, which resulted in the Sandvik share having increased its representation in important indexes and its turnover on the exchange rose. Currently, the Sandvik share is one of the ten most actively traded shares on the Stockholm Exchange.

A buy-back program was initiated in 2001 in accordance with a decision at the Annual General Meeting.



NEW MANAGEMENT

At this year's Annual General Meeting, Percy Barnevik is leaving his position as Board Chairman after 19 years. He has been very valuable, for me and the Group as a whole, with his in-depth knowledge of Sandvik and our global markets. A good example of this is the fact that, during Percy Barnevik's years as Chairman, Sandvik's sales have grown by 500 %, its earnings by 1,000 % and the share price by 2,000 %.

After eight years as President and CEO, I am passing the baton to Lars Pettersson who, with a total of 22 years in the company, has broad experience of our operations. He will be a highly qualified President for Sandvik, with a good feeling for the Group's core values and strength factors and at the same time the ability to renew, revise and revitalize.

Sandvik is a strong, world-leading company, with good growth potentials and a financial base, which makes continued profitable growth possible. This is the result of long-term investments, perseverance, continued improvements and changes. Having been part of this development and sharing it with a great number of very talented colleagues has been highly stimulating. I extend great thanks to the employees, customers and shareholders of Sandvik ○

"Sandvik is a strong, world-leading company, with good growth potentials and a financial base, which makes continued profitable growth possible."

Sandviken, February 2002

Clas Åke Hedström
President and CEO

The Sandvik share

SHARE PRICE DEVELOPMENT

The price of the Sandvik share at year-end 2001 was SEK 224.50 and the total market capitalization was SEK 58 billion (SEK 59 billion in 2000). In terms of value, the Group was the 12th (12th) largest company on the Stockholm Exchange. Sandvik's market value declined 1% during 2001, after a decrease of 15% in 2000 and an increase of more than 90% in 1999. An important comparative index for the engineering industry is the MSCI Europe Machinery Index, which declined 7% during 2001. The General Index on the Stockholm Exchange fell 17%.

During the most recent ten-year period, the Sandvik share price, including reinvested dividend, rose an average of 16% annually. The comparable increase for the General Index, including dividends, was 19%.

The Sandvik share ranked 10th (18th) among the most actively traded shares on the Stockholm Exchange in 2001. A total of 309 million Sandvik shares were traded. The turnover was 120% (81), compared with 134% (108) for the entire Stockholm Exchange.

Sandvik has been listed on the Stockholm Exchange since 1901, a full century. The total number of shares today is 258,697,100, including repurchased shares, with about 57,000 shareholders. The Sandvik share is also traded in the US in the form of ADRs (American Depositary Receipts), under the symbol "SAVKY". The number of ADRs outstanding at the end of 2001 was 653,286.

SANDVIK AND MSCI EUROPE MACHINERY INDEX


SEK
300
250
200
150
100
50
1999
2000
2001
2002
SANDVIK
MSCI EUROPE MACHINERY

SANDVIK AND THE GENERAL INDEX


SEK
500
400
300
200
100
0
No.
50 000
40 000
30 000
20 000
10 000
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
Source: EcoWin
SANDVIK
AFGX
Turnover of trading in Sandvik shares, thousands

DIVIDEND POLICY

The principal financial goal of the Sandvik Group is to create attractive capital return and value growth for those who invest in the Sandvik share. The goal is that the dividend and value growth shall exceed the engineering industry's average and that shareholders shall receive a dividend of at least 50% of earnings per share.

With the proposed dividend in 2001 of SEK 9.50 per share, the increase in dividends has averaged 8% annually since 1997. The dividend comprises 66% of earnings per share in 2001. The average payout ratio during the past five years amounts to 68%. Earnings per share was SEK 14.40 during 2001 and average profit growth during the past ten years has been 12%.

SHAREHOLDERS

The ten largest shareholders in Sandvik hold about 40% of the total number of shares. In 2001, 34% (29) of all shares are owned by shareholders outside Sweden, a figure that has more than doubled since 1996.

AVERAGE DAILY NUMBER OF SANDVIK SHARES TRADED ON THE STOCKHOLM EXCHANGE (thousands)


479
785
788
816
1 241
97
98
99
00
01

SHAREHOLDER STRUCTURE IN SANDVIK AB 31 DEC. 2001


Alecta Pension Insurance Company 3.6%
Robur 4.9%
Repurchased by Sandvik 3.0%
SHB Pension Foundation and SHB Investment Funds 5.8%
Owners outside Sweden 33.6%
AB Industrivärden 8.0%
Swedish private investors 9.6%
Other Swedish institutions 31.5%

EARNINGS AND DIVIDENDS PER SHARE, SEK


7.00
7.00
8.00
9.00
9.50*
10.15
8.10
14.00
14.20
14.40
97
98
99
00
01
Earnings
Dividend
*Proposed

BUY-BACK OF SHARES

On 7 May 2001, Sandvik's Annual General Meeting approved the Board's proposal to buy back shares in the company. As a result of the decision, the company is entitled to repurchase up to 5% of the total number of shares, corresponding to about 12.9 million shares. At year-end, 7.7 million shares (3.0%) had been repurchased.

CONVERTIBLE AND OPTION PROGRAMS

The Sandvik Annual General Meeting in 1999 resolved to carry out a part-ownership program directed to Group employees in Sweden, with the exception of those within Seco Tools. The direct issue of convertible debentures amounted to SEK 955 M, corresponding to 4,360,150 shares if fully converted. Additionally, 560,900 warrants were issued to employees outside Sweden, which, if exercised, will result in a corresponding number of shares. The term of the convertible debenture loan is from 2 July 1999 through 30 June 2004. Conversion to the new shares in Sandvik is possible during the period 2 July 2001 – 31 May 2004. The conversion price is SEK 219. Full conversion and exercise of all outstanding programs will result in 4,921,050 shares, which gives a dilution of 1.9% and a total of 263,617,050 shares issued. During 2001, conversion to 1,100 shares occurred.

Sandvik's Board also decided in 1999 on the implementation of an options plan for about 300 senior executives in Sweden and abroad. The options plan provides for an annual allotment of personnel options on Sandvik shares with a lifetime of five years and right to exercise after three years, conditional upon continued employment. The allotment, which is consideration free, is based on Sandvik's return on capital employed in the preceding year. The program is based on existing shares and, accordingly, does not result in any dilution for the current shareholders.

INDEXES

The Sandvik share is included in the following indexes: SX General Index, OMX, Afv General Index, Findata's return index, MSCI World Machinery, MSCI Europe Machinery, FTSE Eurotop 300, FTSE Eurotop 100, DJ Stoxx, S&P Euro Plus 200, Alfred Berg Nordic and Enskilda Engineering Index ○

RESEARCH

The following companies published research on Sandvik during 2001:

ABG Securities
Alfred Berg
ArosMaizels
BNP Paribas
Caicheuvreux
Carnegie
Cazenove
Commerzbank
Danske Securities
Deutsche Bank Research
Dresdner Kleinworth Wasserstein
Enskilda Securities
Evli Research
Fischer Partners
Goldman Sachs International
Hagströmer & Qviberg
Handelsbanken Markets
JP Morgan
Lehman Brothers
Matteus Fondkommission
Morgan Stanley Dean Witter
Nordea Securities
Nordiska
Schroder Salomon Smith Barney
Swedbank Markets
Societe Generale
UBS Warburg
WestLB Panmure
Öhman Equity Research

Goal-oriented Sandvik

Sandvik is a high-technology engineering group with operations in 130 countries, 35,000 employees and annual sales of approximately SEK 50 billion. The Group occupies a world-leading position in three selected areas.

THREE CORE BUSINESSES

Sandvik Tooling specializes in cemented-carbide and high-speed steel tools for metalworking. Sandvik Mining and Construction focuses on equipment, tools and service for rock excavation. Sandvik Specialty Steels manufactures products in stainless steel, special alloys and resistance materials for many different areas of application in which demands on performance are very high. The three business areas are described in greater detail on pages 18–31.

The Sandvik Group also includes, since 1974, the independent, publicly listed Seco Tools group.

Sandvik's customers are active in many areas, including the automotive and aerospace industries, mining and construction operations, chemicals, oil and gas, power, pulp and paper, household appliances, electronics, medical technology and pharmaceuticals industries. Approximately two thirds of the products are industrial-consumption products and one third consists of investment goods.

A LONG-TERM STRATEGY FOR PROFITABLE GROWTH

The Group's financial objectives over a business cycle (average per year):

Growth in sales	6% organically, acquisitions to be added
Return on capital employed	20%
Dividend as percentage of earnings per share	at least 50%
Debt/equity ratio, net to be reached at end of 2003	0.6 – 0.8
Sandvik shares	total return higher than in our industry

The Sandvik Group's strategy is based on a unique business philosophy that involves the interaction of many different strength factors shown in the accompanying illustration. Sandvik has created a positive cycle, which in turn leads to a spiral of success ○

Environment and ethics

Matters involving the environment, health and safety constitute an integral part of Sandvik's total operations. The Group strives for high efficiency in the use of energy and natural resources. Sandvik's core values include promoting equality in all respects and performing in a highly ethical manner in relations with employees, customers, suppliers and other interested parties.

Profitable growth

Sandvik is a successful company that is creating value for its customers. The Group's market shares are increasing steadily, which reflects the customers' approval and confidence in Sandvik. The growth in sales and profitability is much higher than that of competitors. The total return to shareholders, viewed over an extended period, is also among the highest in the industry. Sandvik's business philosophy is based on farsightedness and continuity, and also on responsiveness and the ability to change continuously. The opportunities today are as great as they were earlier. Sandvik is well positioned.

Financial strength

The Group's long-term strategy has been successful and has resulted in financial strength that permits a great deal of freedom of action in business. This is being utilized to strengthen and develop existing operations within the Group and, to add – via acquisitions – complementary companies that help to create a stronger Group with greater coverage in strategic key areas.

Broad network of marketing and distribution channels

Sandvik's products and services are marketed in close cooperation with customers throughout the world. This is done mainly through Group employees, but also together with a large number of selected distributors and agents, as well as through other supplementary channels such as electronic trading. As a result of the close integration of the production, administration and distribution systems, approximately 70% of the Group's sales are delivered to customers within a week from order.

Direct sales to end-customer to ensure maximum customer value

Direct contacts with customers are – and have always been – a key factor in Sandvik's marketing and customer support. Sandvik has continuous customer contacts, through more than 6,000 of its own salespersons throughout the world who sell productivity, which imposes demands that are quite different from those required when selling only a product. Direct contact is important to ensure that each customer is being offered an optimal solution.



Broad and advanced R&D

As a result of direct contacts with the market, Sandvik's R&D programs become customer-oriented. In addition to new products these programs comprise many different fields such as materials and process development, machine design and systems development. To ensure maximum customer value, R&D at Sandvik involves leading state-of-the-art technology, dynamic patent activities and extensive added value. R&D also offers Sandvik more efficient production processes and a more rational product line.

Extensive added value

Sandvik's ambition is to always develop products with a high degree of added value. This may be purely technical in nature – value that is added through Sandvik's advanced production – or it may be in the form of a service related to the product. Sandvik's objective is that the added value should be both "hard" and "soft." This gives us a lead in the battle for customers.

Production supported by IT

The interplay between product development and in-house developed production and process technology guarantees the highest quality, availability and cost-effectiveness in the production process. It also contributes to Sandvik's effort to create a good environment. Accordingly, Sandvik's strategy is that production should take place mainly in the Group's plants. We are utilizing the synergies existing between the Group's different operating areas and markets – in R&D, production, marketing, administration and logistics. Comprehensive information-technology support is an important part of the development of business processes in all sectors.

Strong global corporate culture

Sandvik has a strong corporate culture. Qualified, experienced employees in all parts of the world are working closely together. This establishes the foundation for common values and creates favorable conditions for achieving Sandvik's objectives. Being a Sandvik employee means that a person is receptive to new ideas and contributes actively to improvements, changes and renewal.

Expansive Sandvik

During the past ten years, sales of the Sandvik Group rose from SEK 17,558 M to SEK 48,900 M, an average increase of 11% per year. Organic growth accounted for 6% of this expansion, and growth through acquisitions for 5%.

MORE AGGRESSIVE OBJECTIVES

Sandvik's objectives are high and are based on the Group's world-leading positions in its product areas, on a widespread geographical presence, strong R&D programs and efficient production and logistics.

The objective for organic growth – 6% per year, on average, over a business cycle – is high relative to the fact that the underlying growth rate is, on average, between 3% and 4%. But Sandvik has good possibilities to achieve a higher rate of growth, in part through increased emphasis on products and customer areas with greater-than-average potentials.

The Sandvik Group's high profitability and strong cash flow facilitates organic growth and expansion through acquisitions, as well as an active distribution policy in the form of dividends and the buy-back of own shares.

COMPLEMENTARY ACQUISITIONS

In addition to focusing strongly on organic growth, which is described in the section "Goal-oriented Sandvik", Sandvik concentrates heavily on company acquisitions. The Group has acquired some 30 companies since 1992. Six of these companies had annual sales in excess of SEK 1 billion when they were acquired.

CTT Tools	– high-speed steel tools
Tamrock	– drilling rigs, loaders, etc.
Kanthal	– resistance materials and heating systems
Precision Twist Drill	– high-speed steel tools
Svedala Industri	– crushing and sorting equipment
Walter	– metal-cutting tools

The acquisition in 2001 of Svedala Industri's line of crushers, screens and other products was a natural complement to Sandvik Mining and Construction's operations. The crushing and sorting operations, which are now part of the new Sandvik Rock Processing sector, have annual sales of SEK 1,400 M, with approximately 900 employees.

During 2001 Sandvik also announced the acquisition of a majority interest in Walter AG, a German company that produces tools for metalworking, software systems for tool-management and numerically controlled grinding machines. The company has annual sales of some SEK 2,700 M, with approximately 2,000 employees. The competition authorities involved approved the acquisition at the end of the year.

A jointly owned company for production of roller cone bits, Sandvik Smith AB, (Sandvik's holding: 50%) was also formed during the year with Smith International, an American company.

Excluding Walter, the approximately 30 acquisitions combined have provided Sandvik with annual sales of more than SEK 15 billion, based on sales as of the dates of acquisition. The illustration on the right shows how the various acquisitions are distributed among Sandvik's three business areas, as well as the relative sizes of the companies.

A DISTINCT ACQUISITION STRATEGY

A guiding principle is that acquired companies must have operations that lie within the framework of our three business areas and that strengthen Sandvik's position in the market. Acquisitions can also be made in closely related fields that are within the Group's area of expertise.

The objective may be to become established in a new product niche or to consolidate the Group's position in established areas. The acquisition of CTT Tools is an example of this strategy. It immediately made Sandvik a world leader in high-speed steel tools used in metalworking. The acquisition of Tamrock gave the Group a completely new position in the mining and construction industry and served as the foundation for the Mining and Construction business area.

Acquisitions can open up new application areas. Kanthal is one example. The company is a world leader in metallic and ceramic resistance materials, as well as in various forms of advanced heating systems, and has broadened the knowledge and range of products offered in the Specialty Steels business area.

Company acquisitions by business area 1992-2001


Sandvik Mining and Construction
Sandvik BPI Bohrtechnik
Beltreco
Brøyt
Sandvik Bafco Servicios
Sandvik Smith*
Drillmaster
Sandvik Tamrock
Sandvik Rock Processing
Suh Jun Trading*
Sandvik Tooling
Sandvik Baildonit
ARAF
Sandvik CTT
Prototyp UK
Walter
Sandvik Hurth-Infer
Impero
Sandvik MKTC
Precision Twist Drill
Sandvik Specialty Steels
Sandvik Steel Asia
Sandvik Chomutov
CML
Hindrichs-Auffermann
Sandvik Calamo
Sandvik Villares Wire
Kanthal
Sandvik Saxon
RGB Stainless
Qingdao Sandvik Die Cutting Systems
Sandvik Précitube
Sandvik P&P
MRL

** Partly owned*

The size of the circles is related to the annual sales of the acquired companies as of the dates of acquisition. The smallest circle represents sales of less SEK 100 M. The next size pertains to the range of sales between SEK 100 M and SEK 800 M. The next-largest circle indicates annual sales between SEK 800 M and SEK 1,500 M, and the largest circle denotes sales in excess of SEK 1,500 M per year. Company names pertain to 2002. Some companies have been integrated into other Sandvik companies.

The starting point for an acquisition may be the desire to strengthen the Group's position in a geographical area or add a new channel into a market. The purchase of MKTC, Russia's largest producer of cemented carbide gave Sandvik a foothold in the Russian market. As a result of the acquisition of Baildonit, a Polish tool manufacturer, the Group gained a strong position in Poland and other countries in Eastern Europe. MRL, an American company, opened the door to the country's electronics industry for Kanthal's resistance materials and systems.

An acquisition can also result in the addition of a new, strong brand to the Group. Besides Tamrock and Kanthal, the Walter acquisition is a good example of this, Walter being a very strong brand in metalworking.

"PARENTING"

An important part of Sandvik's acquisition strategy can be called parenting. This means that the Group can bring added value to the companies acquired. The objective is that they should develop more rapidly and more efficiently within the Sandvik Group, compared with continuing to operate on their own or being acquired by someone else.

The parenting term can be compared most closely to mentoring. It involves Sandvik giving an acquired company comprehensive support by providing resources and knowledge in a number of areas – technology, finance, marketing, etc.

Within the Sandvik Group, there is world leading know-how in improving production efficiency, in administration and in effective use of information technology as a tool to increase competitiveness.

Sandvik also contributes with its know-how in product development and in creating new, more efficient product solutions. Companies new to the Group automatically gain access to Sandvik's global network and to its resources for rapid and efficient marketing and distribution of their products.

The Group's financial systems make it easy for a new company to quickly measure its performance against that of other Group companies. The systems provide a distinct and clear picture showing where the company's strengths and weaknesses are, and serve as an incentive in a continuing process of improvement.

INCREASED PROFITABILITY

One criterion in connection with a Sandvik acquisition is that the new company must contribute to Group earnings within one to two years. The basic concept is that the profitability of an acquired company will increase over the short term even though certain restructuring may be required initially. This is – and has been – a successful strategy ○

Productive Sandvik

Sandvik's business concept is to contribute actively to improving customers' productivity and profitability. The products and the services offered should deliver maximum customer values in terms of performance, quality, speed, safety, flexibility and total economy. Sandvik shall be the obvious first choice for customers.

Operations shall be focused primarily on areas with a greater growth potential than that of the industry as a whole, areas in which Sandvik already is – or has an opportunity to become – a world leader.

A WIN-WIN SITUATION

Sandvik Tooling's customers, who work with metalcutting, face continuing demands to produce more, in shorter periods, and at lower cost. Tools play a critical role in this process. While they normally account for only about 3% of the total cost of a finished product, their importance in terms of the total result is much greater.

The largest gain for the customer comes from being able to use highly productive tools that produce more in a shorter period. By developing tools which make it possible to increase machining speed – by 20%, for example – Sandvik can reduce the customer's total cost for a finished product by 15%. Admittedly, the consumption of tools increases, but this is a small cost, in relative terms. As a result, Sandvik can sell more tools while the customer can increase productivity and reduce costs.

SANDVIK TOOLING


Production costs per finished product
100 %
90 %
100 %
120 %
Machining speed

Sandvik Coromant's cemented-carbide inserts in the Wiper series, which are used by automotive manufacturers for various types of metalworking, are a striking example of this concept. A customer can increase productivity by nearly 200% by switching from conventional inserts to Wiper inserts.

Endmills in the newly developed CoroMill Plura series, are another example, offering substantial savings for manufacturers of moulds for PET bottles for the beverage industry, among others. The moulds can be produced 30% faster, and at lower cost, than earlier.

THE TOTAL APPROACH PAYS OFF

In the Sandvik Specialty Steels Business Area, too, the Group is involved in creating solutions – new steel grades and new application areas – that offer the customer lower total cost, although the highly processed steel may be more expensive than traditional steels.

Sandvik's stainless-steel seamless tube for heat exchangers is one example. Customers have traditionally used conventional carbon steel that is up to 20% less expensive than stainless-steel tubes. Viewed in a total-cost perspective, however, carbon-steel tubes are much more expensive. They require much more service and the downtime in connection with changes of tubes is much more frequent. By choosing Sandvik's tubes, a customer can reduce total costs by half over a five-year period.

SANDVIK SPECIALTY STEELS


Service and maintenance
Purchase price
Service and maintenance
Purchase price
Conventional solutions
Sandvik's solution

INTELLIGENT PRODUCTIVITY

Sandvik introduced the first rods equipped with cemented-carbide for rock drilling some 60 years ago. Earlier, an operator could, at best, manage to drill five to six meters of holes per hour in Swedish primary rock. Capacity has gradually been increased with the aid of new, improved drills and machines, and the capacity today is approximately 280 meters per hour in connection with tunnel driving.

The new, great challenge in this area is to commercialize the methods for automated min-


1/min x 1000
1
2
3
4
5
6
7

ing operations that are being tested successfully at present. Automated, remote-controlled mining offers major environmental benefits for employees in the mining industry. The new methods also offer radically improved opportunities to increase productivity.

SANDVIK MINING AND CONSTRUCTION


Drill meters per hour in Swedish primary rock
m/h
300
200
100
Year
1910
2002

For example, in a mining project in Canada in which Sandvik is participating, substantial progress has been made in realizing the mining operations of the future, known as "telemining." Mining is conducted by operators on the surface. Three rigs are remotely controlled by six persons, rather than five conventional drilling rigs being operated by 16 persons down in the mine.

Productivity per employee has risen by more than 60% and the available work time in a mine has increased from 15 hours per day to 23 hours. With "telemining", the need for transport tunnels is also reduced by between 15% and 20%. Overall, this results in significantly improved profitability. Sandvik is a leader in this field, which is just beginning to develop ○

Innovative Sandvik

Sandvik's strategy has always been to invest heavily in research and development of new products and production methods. Despite Group sales having doubled several times over, investment in R&D and quality assurance has constantly been 4% of the Group's sales for many years.


SEK M
%
60 000
10
45 000
30 000
5
15 000
85
90
95
00
Year
Invoicing (SEK M)
R&D and quality assurance as % of invoicing

The objective of Sandvik's R&D activity is to increase value for the customer. This is accomplished through various measures designed to assure our leading state-of-the-art technology, increase the processing and software content in Sandvik products, achieve lower production costs, and renew and rationalize the product line.

During 2001 SEK 1,800 M was invested in R&D and quality assurance. Approximately 1,400 specialists are engaged in R&D within the Sandvik Group. In addition, Sandvik has a comprehensive program of cooperation with universities, research institutions and companies that possess specialized expertise.

EFFECTIVE INVESTMENTS

R&D programs represent money well invested. The critical factors are the manner in which resources are utilized and the final results, not the total amount in itself. The pace of Sandvik's product development is very rapid. This benefits customers in the form of a continuous flow of value-enhancing products that help them to boost their profitability.

Half of Sandvik Coromant's sales, for example, are represented by products developed within the past five years. The new products that are being launched also generally involve higher profitability for customers as well as for Sandvik.

ACTIVE PATENT STRATEGY

One measure of the results of the investment in R&D is the number of patents the Sandvik Group owns today – approximately 3,700 in all. The number has increased by 70% since 1993.

Statistics released in the United States show that Sandvik Coromant accounted for slightly more than half of the patents issued in the metalworking industry in 2001.

BROAD MATERIALS KNOWLEDGE CONSTITUTES THE BASE

Sandvik is on a continuous journey of discovery in the universe of materials. Sandvik's broad knowledge of materials technology encompasses high-speed steel, stainless steel and special alloys, resistance materials, cemented carbide, ceramics, cubic boron nitride and diamonds.

For example, the comprehensive R&D program is being implemented in the areas of materials development, process development, machine design, product renewal, production technology and systems development. The work is performed mainly in the form of projects, which can be divided into three types.


Expertise projects
Customer projects
Strategic projects

Approximately 25% of Sandvik's total R&D budget is allocated to various **expertise projects**. These include basic research that we conduct ourselves or jointly with universities, colleges and external research institutions in order to maintain state-of-the-art expertise in the Group's key areas. It may be said that these projects constitute "life insurance" for the future. They are designed to ensure that Sandvik will continue to lead over the long term. Surface coating of tools and the development of high-temperature materials are examples of areas of expertise in which Sandvik is investing.

Another 25% of Sandvik's R&D budget is allocated to **strategic projects**. These projects are characterized by higher risk-taking. Sandvik knows that all projects in this area will



not be successful. But those that do become successful can have a decisive impact on competitiveness. One recently completed and already commercialized project in Sandvik Mining and Construction is Icutroc, used for mechanical excavation of unusually hard rock. At the present time Sandvik is engaged intensively in powder technology, new special alloys and automated production methods in rock-excavation.

DEVELOPMENT TIME,
CEMENTED-CARBIDE GRADES



Year
8
6
4
2
0
84
86
88
90
92
94
96
98
00
Introduction year

About 50% of Sandvik's R&D resources are devoted to **product- and customer-oriented projects**. As the name suggests, these projects are often carried out jointly with customers and have specified profit targets.

SHORTER LEAD TIMES

One of the important tasks for Sandvik's R&D is to reduce the lead times for development projects – the period from concept to finished product.

It has been possible to substantially reduce the lead times for various projects in certain areas. Twenty years ago it could take between five and seven years to develop a new product. Today, lead times are shorter than a year. The benefits are obvious. The faster an innovation can be introduced, the greater the lead over competitors. In addition, Sandvik can – in a very active way – conduct a dialogue on increased productivity with customers.

Development projects in Sandvik Specialty Steels take longer because long-term testing of new materials is often required. Sandvik has succeeded in reducing lead times in this business area from approximately five years to around three. This has been possible because the Group has been able to improve the efficiency of the R&D process and make even better use of the expertise built up internally ○



Market introduction
Process implementation
Product development
Pre-study
Market introduction
Process implementation
Product development
Pre-study
1996: ~ 5 years
2000: ~ 3 years

Global Sandvik

The Sandvik Group, with head office in Sandviken, is one of Sweden's largest export companies. Since it was founded in 1862, Sandvik has developed from a steel company into a leading international engineering group.

More than 95% of Sandvik's sales, and nearly two thirds of its production, currently take place outside Sweden. One factor that has contributed to this development, from the very start, is a goal-oriented marketing program that has been carried out in close contact with customers throughout the world. Where there are customers, there is also Sandvik – with operations in 130 countries and 35,000 employees of many nationalities.

STRATEGY FOR GROWTH

The bulk of Sandvik's operations today are located in Europe. This part of the world has traditionally been Sandvik's home market, accounting for nearly half of sales and three quarters of the Group's production. However, viewed in a ten-year perspective, Europe's relative importance for Sandvik has declined.

SANDVIK'S SALES DEVELOPMENT
BY MARKET AREA OVER TEN YEARS


Central and
Eastern Europe
Other Asia
Europe
NAFTA
South America
Japan, Australia
Africa
1993
2003

This trend is expected to accelerate, and the Group's long-term objective is to have sales and production distributed relatively evenly between America, Europe and Asia.

LOCAL AND GLOBAL EXPERTISE

Sandvik has the largest number of its employees in Europe, and in Sweden in particular. Here, too, there will be a shift toward a more even distribution, viewed in a global perspective.

Sandvik has a clear strategy for the manner in which the Group's expertise is to be distributed and employed geographically. For strategic reasons, sales resources are local. Production and distribution are carried out with a regional perspective. Marketing and R&D are based on a regional/global concept. Sandvik also has a number of global customers and the Group is in a unique position to meet these customers' requirements around the world.

NUMBER OF EMPLOYEES
BY MARKET AREA


Asia/Australia
Africa/Middle East
South America
NAFTA
Other Europe
EU

Sandvik's production units have been well distributed geographically for a long time. The Group has had its own production facilities in the United States since 1926, for example. Today, Sandvik has more than 20 production units in the North American market. The Group also has a very strong presence in Asia in the form of production facilities. There are now more than ten Sandvik plants in this fast-growing market area.

Long-term development programs are conducted at various R&D centers throughout the world. Some of the largest units are in Sandviken (steel and cemented-carbide tools), Stockholm (cemented-carbide), Hallstahammar, Sweden (resistance materials), Tampere, Finland (rock-excavation equipment), Alachua, Florida in the US (drilling equipment and tools for surface drilling), Zeltweg, Austria (equipment used in mechanical rock excavation), and Coventry, UK (cemented-carbide).

A BORDERLESS CONCEPT

Sandvik's basic philosophy is to operate locally based on a solid knowledge of local conditions. At the same time, the Group wants to perform in a uniform manner wherever it is active. This

SANDVIK'S INVOICING AND PRODUCTION BY MARKET AREA



72
40
24
17
NAFTA
EU
7
2
Rest of Europe
20
6
Asia/Australia
5
1
Africa/Middle East
4
2
South America
Invoicing, share %
Production, share %

imposes heavy demands on us to work determinedly to create an understanding of the Sandvik culture among all Group employees.

This is reflected in many ways in the Group's employee-relations policy. The fact that Sandvik today has managers and specialists of 23 different nationalities who are working outside their country of residence is one striking example. These persons are referred to as expatriates, and they are clearly important "culture bearers" in the Group. More than 60 expatriates were assigned in 2001. By looking across national borders when recruiting internally, we also create a borderless corporate culture. In this way knowledge and culture is spread within the organization and the qualifications of individual employees are developed.

A distinctive advantage of operating in many countries is, naturally, that Sandvik can use benchmarking to compare various ways of working. By combining ideas and methods from different markets, the Group is continuously finding new ways to become more efficient and smarter. Although the cultural differences between countries can be very great, Sandvik has found ways to bridge them.

A comprehensive program to train employees in the Group's way of thinking and acting is currently being developed. This is becoming more and more important as the number of employees increases and new companies become members of the Sandvik family.

EFFICIENT LOGISTICS

Sandvik's distribution system is based on large, strategically located warehouses. This system offers the fastest-possible deliveries of the broadest-possible range of products. The Sandvik Tooling business area has three logistics centers: in Schiedam (Netherlands), Kentucky (US) and Singapore. These units combined are responsible for a high degree of availability and efficient distribution to all destinations throughout the world. The customer generally receives a product within 24 hours of placing an order.

Sandvik Tamrock's spare parts service is based on the same fundamental idea. It comprises a global distribution and logistics system with central warehouses on three continents and in three time zones: Lyon (France), Burlington (Canada) and Singapore. In addition, there are facilities that repair and rebuild equipment in all important market areas.

Sandvik Steel has developed a regional model that is used within NAFTA and in Europe. It is based on centralizing many support functions such as logistics and distribution in order to support local sales organizations in a more efficient manner.

GLOBAL NETWORK

Information technology (IT) is a basic requirement for a global group like Sandvik to function as a unified organization. In the 1970's, much earlier than most other companies, Sandvik invested in its own global network. In the 1980's product-development, production and administrative functions were integrated and automated with the aid of information technology. Direct distribution to customers was established in the same period. During the 1990's IT became a tool for all employees, used in both internal and external communications.

Sandvik today has more than 1,000 specialists in all parts of the world who are active in IT. The Group has an IT network that covers its global operations in all respects. Approximately SEK 1 billion annually is invested in the development, maintenance and operation of systems designed to increase customer benefits, improve productivity and reduce costs ○

BUSINESS AREA | **OPERATIONS** | **OBJECTIVES OVER A BUSINESS CYCLE**

Sandvik Tooling



Operations

- Tools and tooling systems for metalworking applications, blanks and components
- Products are manufactured in cemented carbide, high-speed steel and other hard materials such as diamond and special ceramics
- Extensive investment in R&D
- Strong global presence
- Close cooperation with customers
- High technical and commercial skills, complete offering to customers, including training and service

Objectives over a business cycle

- Average annual organic sales growth clearly exceeding 6%
- Sustained profitability, about 20% operating margin
- Return on capital employed exceeding 20% by a broad margin

Sandvik Mining and Construction



Operations

- Special equipment, cemented-carbide tools and services for rock excavation and mining of minerals in the mining and construction industries
- Extensive product program for drilling, mechanical rock excavation, loading and transporting of metals and minerals, crushing and sorting, as well as demolition and bulk materials handling
- Product development in close cooperation with customers
- Well-developed, service-oriented global organization

Objectives over a business cycle

- Average annual organic sales growth of about 6%
- Continued improvement in profitability, operating margin of 10-15%
- Return on capital employed of 20%

Sandvik Specialty Steels



Operations

- Products with extensive added value in stainless steel, special alloys, metallic and ceramic resistance materials
- Product areas are seamless tube, strip, wire, bar, heating elements and systems, steel belts, process plants and sorting systems
- Global presence, with focus on product niches and customers with high demands on productivity, reliability and performance
- Investments in R&D, using extensive resources in close cooperation with customers

Objectives over a business cycle

- Average annual organic sales growth of 4-5%
- Higher profitability, operating margin of 12-15% at year-end 2003
- Return on capital employed of 15-20% at year-end 2003

STRATEGY	CUSTOMER SEGMENTS	MARKET AREAS

- Organic growth in established and new markets
- New and complementary sales channels
- Development of new products in attractive growth areas
- Acquisitions within established markets and growth areas
- Capitalize on synergies between sectors in the business area, for example, in production and logistics

INVOICED SALES BY CUSTOMER SEGMENT


Other
Civil engineering
Oil/gas & process
Consumer-related
Engineering
Automotive

INVOICED SALES BY MARKET AREA


Asia/Australia
Africa/Middle East
South America
EU
NAFTA
Rest of Europe

INVOICED SALES SEK 16,561 M

- Refinement of product portfolio, with increased share of tools, spare parts and service
- Increased R&D investment
- Enhanced efficiency in purchasing and logistics
- Consolidation of production resources
- Acquisitions

INVOICED SALES BY CUSTOMER SEGMENT


Materials handling
Mining of metals
Civil engineering
and construction
Coal mining

INVOICED SALES BY MARKET AREA


EU
Asia/Australia
Rest of Europe
Africa/Middle East
NAFTA
South America

INVOICED SALES SEK 13,501 M

Program of change initiated in 2000 comprises the following strategy:

- Consolidation of production resources
- Rationalization of market and logistics organization
- Development of product portfolio toward a larger share of products with high growth and more consumer-oriented customer segments

INVOICED SALES BY CUSTOMER SEGMENT


Other
Automotive
Mining
Civil engineering
Oil/gas & process
Consumer-related

INVOICED SALES BY MARKET AREA


Asia/Australia
Africa/Middle East
South America
EU
NAFTA
Rest of Europe

INVOICED SALES SEK 14,528 M

BUSINESS AREA

Sandvik Tooling

The business area is a world-leading producer of tools and tooling systems for metalworking applications as well as blanks and components. Products are manufactured in cemented carbide, high-speed steel and other hard materials such as diamond and special ceramics. Coating technology, development of materials and processes based on high skills in R&D as well as market service, are prioritized areas to further strengthen technological and commercial leadership.

Sandvik Tooling's sales rose 7% compared with a year earlier and amounted to SEK 16,561 M (15,507). Operating profit was SEK 2,964 M (3,135), 18% (20). Return on capital employed was 22% (27). The average increase in sales for the business area, including acquisitions, amounted to 5% annually in the past five years and return on capital employed in the corresponding period was 26%.

THREE BUSINESS SECTORS

Sandvik Coromant operates in the product area of tools in cemented carbide, ceramics, cubic boron nitride and diamond for metalcutting applications. Sales increased by 13% to SEK 10,855 M (9,606) during 2001. Investments amounted to SEK 815 M (486), and the number of employees was 7,947 (7,799).

Sandvik CTT manufactures high-speed steel tools for metalcutting applications and is also rapidly expanding in the area of solid-carbide tools. Globally leading brands are Dormer, Titex, Prototyp and Precision. Sales increased by 5% to SEK 3,619 M (3,459) during the year. Investments amounted to SEK 253 M (210), and the number of employees was 3,521 (3,695).

Sandvik Hard Materials is active in the entire hard materials area, from cemented carbide to diamond, including such products as cemented-carbide blanks for tool manufacturers, components for the engineering industry, and advanced cutting and forming tools for other industries. Sales invoiced by Sandvik Hard Materials were unchanged compared with the preceding year, at SEK 1,782 M (1,787). Investments amounted to SEK 165 M (152), and the number of employees was 1,333 (1,421).

Remaining operations from Saws and Tools contributed SEK 313 M (653) to order intake and SEK 305 M (655) to invoiced sales.

GROWING MARKET

Sandvik Tooling products are primarily industrial consumption goods, and demand is directly related to engineering industry production. The customers are companies that employ metalworking techniques – that is, turning, milling and drilling – to machine blanks of cast-iron, steel, stainless steel, aluminum or composite materials into finished components. Leading companies in the automotive industry, the aerospace industry, the die and mould industry and other engineering industries use our products to

INVOICED SALES, SEK M



12 164
13 576
13 077
15 507
16 561
97
98
99
00
01

OPERATING PROFIT, SEK M
▬ as a percentage of invoiced sales



2 204
2 724
2 597
3 135
2 964
97
98
99
00
01

RETURN ON CAPITAL EMPLOYED, %



28
29
24
27
22
97
98
99
00
01

INVESTMENTS IN FIXED ASSETS, SEK M



887
1 088
729
850
1 234
97
98
99
00
01

NUMBER OF EMPLOYEES, 31 DECEMBER



13 939
13 618
12 671
13 075
12 881
97
98
99
00
01



improve their productivity, quality and profitability.

The total world market potential for tools within traditional metalworking amounts to approximately SEK 85 billion. The market is growing by about 3–4% annually, with an emphasis on tools for increasingly more advanced designs and harder materials. The world market for high-speed steel tools amounts to about SEK 25 billion, but is declining by 1-2% annually. A transition is under way to solid-carbide tools, and this market, estimated at about SEK 12 billion, is an attractive area with major potential.

Several current trends are having a positive impact on the market potential, such as globalization, rapid technological development with increasingly more advanced machines for metalworking, materials that are more difficult to machine and higher environmental demands. Sandvik Tooling holds a very strong market position and has all the requirements for being the customer's first choice for higher productivity and profitability.

INCREASED EXPERTISE

Sandvik Tooling has an internationally leading position due to its extensive expertise in materials technology and its high-quality products, which are manufactured in accordance with uniform standards and are available to customers in any location. The business area also offers an extensive assortment of services, from assistance with specific machining data for an individual operation to complete undertakings for the customer, including the entire production chain for a particular component.

Today, development of the service range is as important as product development. Sandvik Tooling is well in the forefront in offering, for example, systems solutions, transactions via Internet, customer-adapted and custom-made tool solutions and a fast and efficient delivery service in all markets.

Sandvik Coromant has today 19 well-equipped Productivity Centers in major markets, where customers and employees are trained in tooling and systems solutions for increased industrial productivity. This enhanced expertise is of vital importance for enabling the industry to exploit the productivity gains provided by modern machinery and tools. Rapid delivery of a wide range of products is a key competitive advantage. The business area has three central warehouses – in Schiedam, Netherlands, Kentucky, US, and as of the beginning of 2001, also in Singapore. Combined, these units provide efficient distribution to customers throughout the world.

COMPLEX COMPETITION SITUATION

The area of cemented carbide for metalworking has undergone a process of gradual consolidation. At present, eight large manufacturers control approximately two thirds of the world market. Sandvik Coromant is the leader in the European and South American markets. In the



The automotive industry is an important customer for Sandvik Tooling worldwide.



China was the fastest-growing market in 2001 for Sandvik Coromant and the plant in Langfang outside Beijing has been expanded successively.

North American market, a domestic manufacturer is Sandvik Coromant's main competitor, and in Asia, Sandvik Coromant is the most well-established non-Japanese company, with production in India, China, Korea and Japan.

The high-speed steel industry is still highly fragmented, with several hundred producers, many of which have profitability problems. Sandvik CTT is today the leading company. Growth is mainly organic, but also comes from acquisitions of agents in strategically important markets etc.

Within the area of solid-carbide tools, there is no clear market leader, but rather many small and medium-size manufacturers. The proportion of special tools is high, and regrinding is also a growing market segment. For many customers, fast, professional regrinding service from the manufacturer has become a requirement for purchasing standard tools. Sandvik Coromant and Sandvik CTT are continuing to expand in the solid-carbide area, with the goal of attaining a leading position.

SIGNIFICANT EVENTS

Sandvik reached an agreement to acquire the majority shareholding in the German company Walter AG, whose operations include tools for metalcutting. Sales amount to approximately SEK 2,700 M, with about 2,000 employees.

During the year, Sandvik Tooling entered into a joint venture with the Brazilian company Hurth-Infer S.A., in starting a company for manufacturing, sales and service of solid-carbide tools. Sales by Sandvik Hurth-Infer, of which Sandvik Tooling owns 80%, amounted to SEK 65 M, and the number of employees is 75.

A decision was taken to invest SEK 40 M in an expansion of the Sandvik Hard Materials plant in Mexico City. This plant manufactures microdrill blanks for the electronics industry and cemented-carbide blanks for the balls in ballpoint pens.



Sandvik Tooling offers an extensive product range of advanced tools, blanks and components.

Sandvik CTT entered into an agreement with the British company Angus MacInnes & Co., in Glasgow, to take over the sales and marketing for Prototyp products in the UK.

Further investments in buildings and new machinery to increase capacity and efficiency were undertaken at Sandvik Coromant's main plant in Gimo, Sweden. Similar investments were also made in the tool production outside Sweden, mainly in the US. The Sandvik Coromant distribution center in Schiedam, Netherlands, was enlarged to enable it to serve all of Europe. A project to create a common warehouse for the business area within NAFTA was launched. A new Productivity Center was opened at the head office of the business area in Sandviken, Sweden.

Within Sandvik CTT, Prototyp expanded its plant at Zell-Harmersbach in Germany, to increase its capacity and upgrade its production of endmills in solid carbide. In Brazil, investments were made in new machines for production of drills in solid carbide.



The Sandvik Hard Materials plant at Coventry, UK, increased its capacity for manufacturing of cemented-carbide powder.

NEW PRODUCTS

Sandvik Coromant developed a new turning tool program, CoroTurn 111, for internal machining, and the CoroCut program for parting and grooving was expanded. The CoroMill 390 was developed for customers in the die and mould and the aerospace industries. Development of mills in solid carbide continued with innovations such as the CoroMill Plura endmill. In the drilling area, the range was increased with the addition of the CoroDrill 800 deephole drill and of new step and chamfer drills in solid carbide or with indexable inserts.

Within Sandvik CTT, several new drill series were developed in solid carbide and high-speed steel. Prototyp launched a whole new generation of threading taps in high-speed steel.

New types of cemented carbide were developed – for example, for forming tools in hardened steel and thermal-resistant super-alloys for clients in such industries as aerospace.

Cemented-carbide tools produced by Sandvik Hard Materials for the manufacturing of beverage cans were further developed, as were the carbide rotary cutters for cutting diapers and other hygiene products. Components in cemented carbide for the automotive industry were introduced during the year.

CONTINUED HIGH GROWTH



Prototyp within Sandvik CTT introduced a new type of threading taps for machining of stainless and high-alloy steel.

Sandvik Tooling is world leading in its product areas and its global production, distribution, marketing and sales are well developed. The objective for Sandvik Tooling is organic growth over a complete business cycle that clearly exceeds the Group's goal, with sustained high profitability. The key elements of the strategy are to focus on areas with higher-than-average growth and a continued strong presence in Eastern Europe and Asia. Extensive work has been under way in the business area since 1999 to capitalize on synergies among the business sectors within R&D, product development, production, marketing and logistics. This effort was intensified in 2001.

Combined, the business area's extensive investments in R&D, production, marketing and service provide favorable conditions for continued high growth and profitability and a strengthening of its already leading market position ○

Production capacity was increased at Sandvik Hard Materials' plant in Mexico City.



BUSINESS AREA

Sandvik
Mining and Construction

Sandvik Mining and Construction is the world leader in special equipment, cemented-carbide tools and service for excavation and crushing of rock and minerals within the mining and construction industries. The business area offers the market's most extensive product program for drilling, mechanical excavation, loading, transportation, crushing and sorting of metals and minerals, as well as for demolition and for the handling of bulk materials.

Invoiced sales of Sandvik Mining and Construction rose by 33% compared with a year earlier and amounted to SEK 13,501 M (10,184). Operating profit was SEK 1,348 M (1,073), 10% (11), and the return on capital employed 18% (16). Including acquisitions, the business area's average increase in sales during the past four years (the business area was formed after the acquisition of Tamrock in 1997) has amounted to 8% annually, and the return on capital employed during the same period was 13%.

FIVE BUSINESS SECTORS

Sandvik Tamrock supplies equipment such as drill rigs and loaders, tools and service for rock excavation and demolition, particularly in hard rock and underground applications to the international mining and construction industry. This business sector includes such well-known brands as Sandvik, Tamrock, Toro, Rammer, EJC and Brøyt. Invoicing during the year rose to SEK 7,629 M (6,513). Investments amounted to SEK 240 M (227) and the number of employees was 4,338 (4,080).

VA-Eimco is active in the areas of systems, equipment and tools for mechanical mining of coal and other soft minerals, and in road-headers for tunneling and the production of underground rock caverns. Well-established product names include Voest-Alpine, Eimco and Sandvik. Net sales were SEK 2,358 M (1,961). Investments amounted to SEK 66 M (56) and the number of employees was 1,316 (1,299).

Driltech Mission produces drilling rigs and tools for rotary surface drilling in open-pit mines, quarries and construction work, as well as for ground reinforcement and water-well drilling. The business sector's well-known brand names are Sandvik, Driltech, Drillmaster, Mission and BPI. Driltech Mission posted sales of SEK 1,047 M (775). Investments amounted to SEK 61 M (22) and the number of employees was 385 (504).

Sandvik Materials Handling is an engineering and service company that concentrates on the handling of bulk materials and also manufactures components for conveyors. The most important customers are mines and quarries, harbors and terminals, as well as power plants for solid-fuel burning. Sandvik Materials Handling markets its products under the brand names of Roxon, Prok, Gurtec, Voest-Alpine and Beltreco. Invoicing in 2001 amounted to SEK 1,993 M (935). Investments amounted to

INVOICED SALES, SEK M


9 600*
9 379
8 808
10 184
13 501
97
98
99
00
01

OPERATING PROFIT, SEK M
▬ as a percentage of invoiced sales


467*
340
674
1 073
1 348
5
4
8
97
98
99
00
01

RETURN ON CAPITAL EMPLOYED, %


5
12
16
18
98
99
00
01

INVESTMENTS IN FIXED ASSETS, SEK M


254*
359
404
322
436
97
98
99
00
01

NUMBER OF EMPLOYEES, 31 DECEMBER


6 977*
6 630
6 323
6 898
8 073
97
98
99
00
01

* pro forma



Several new, advanced drilling rigs in the successful Axera series were launched during the year.

SEK 14 M (16) and the number of employees was 932 (957).

Sandvik Rock Processing was formed on 1 October 2001, in conjunction with the acquisition of Svedala Industri's crushing and sorting units in Sweden and France. The new sector has annual sales of SEK 1,400 M, and employs 900.

STRONG MARKET POTENTIAL

Demand for Sandvik Mining and Constructions' products depends largely on investment activity in the mining and construction industry, and their needs for new machinery and new technology. Another key driving force is the pace of customers' production, which in turn creates a need for tools, spare parts and service. Prices for base and precious metals as well as energy raw materials such as oil, coal and electricity also affect demand, as does the geographical location of the customers.

Customers in the mining industry are companies that either extract metals and minerals themselves or operate as contractors. Customers in the construction industry are local and international contractors, contractors specializing in drilling and blasting, and producers of cement, limestone and aggregate. Companies that demolish buildings and recover materials comprise another key customer group.

The market potential for Sandvik Mining and Construction's products is estimated at more than SEK 100 billion. The annual market growth is 2–3% for machinery, tools and spare parts, while growth is considerably higher for certain service concepts. Trends that have a favorable impact on the potential of the business area include customers locating increasingly in remote sites, a higher proportion of production taking place underground, demands for operating reliability and automation, and increased focus on ergonomics, safety and the external environment.

Sandvik Mining and Construction possesses solid knowledge of traditional excavation methods such as drilling and blasting of hard rock. However, the company is also a leader in mechanical-excavation methods for soft minerals. The business area has extensive expertise





in both materials and process development in close cooperation with customers. An example of the latter is the increased focus on mechanical excavation in construction and contracting projects. Such excavation of hard rock replaces traditional drilling and blasting technology. Projects of this kind combine unique expertise regarding the cemented carbide in the tools, machine construction and design. Another example is AutoMine™, the world's first commercial concept for automated mine operation.

The service-oriented global organization is well developed. The service range encompasses everything from repair service to maintenance plans, training programs and tooling, spare-parts and service contracts extending over periods of several years. Sandvik Tamrock's spare-parts service includes a global distribution and logistics system with central warehouses on three continents and in three time zones: Lyon, France, Burlington, Canada, and Singapore. Facilities for repairing and rebuilding equipment are located in all key market areas. Sandvik Mining and Construction is well positioned to be the customer's obvious first choice for higher productivity and profitability.

VA-Eimco is a world-leader in systems, equipment and tools for mechanical mining of soft minerals, such as salt.


ALPINE MINER 105

INCREASED GLOBALIZATION

During the past few years, the mining and construction industry has undergone extensive structural changes. The driving force behind these changes is the customers' increasing globalization, placing stronger demand on suppliers to provide comprehensive offerings. Currently, competitors in excavation of hard rock are a few full-range companies, and a number of more specialized manufacturers. The main competitors of the VA-Eimco business sector are in the American market. Driltech Mission has a handful of global competitors. Within Sandvik Materials Handling, the market is considerably more fragmented. The principal competitors of Sandvik Rock Processing are globally active companies.

SIGNIFICANT EVENTS

In 2001, Sandvik Mining and Construction entered into an agreement with the Finnish company Metso Corporation, regarding the acquisition of parts of Svedala Industri AB.

Another agreement was reached, with the American company, Smith International, to form a jointly owned company, Sandvik Smith AB (50/50). The Sandvik Tamrock unit for production of roller cone bits in Köping, Sweden, and the Smith International division, Smith Bits Mining and Industrial Tools, were brought together to form the new company. Sandvik Smith has over 200 employees and annual sales of approximately SEK 360 M.

The business area acquired the Chilean company Bafco Mineria y Servicios S.A., a leading supplier of service to the mining industry in Chile. The company has annual sales of approximately SEK 85 M and it has 180 employees.

Sandvik Tamrock's production unit for demolition hammers in Lahti, Finland, was modernized in 2001.

It was decided during the year to shut down the unit for manufacturing of down-the-hole drilling tools in Mexico, with about 60 employees, and transfer operations to the Sandvik Tamrock Tools rock-drilling plant in Sandviken, which has been producing similar tools for some time.

To enhance efficiency and better adapt production capacity for cemented-carbide tools, the plant in Viriat, France, with about 30 employees, was shut down. Its manufacturing was transferred to plants in the US and South Africa.

Due to lower demand in certain product areas, an overhaul of capacity and staffing was launched at the end of the year, to adapt cost levels.

NEW PRODUCTS

In the area of raise boring and tunneling, several new drill rigs in the Axera series were intro-

duced and the drill bit program was expanded. The latest, entirely computer-driven Axera T12 rig series doubles drilling speed compared with conventional machines. New drilling rigs for mining operations were launched, while in the



Sandvik Tamrock has achieved major market successes with new Toro loaders.

demolition area, the Rammer range of hydraulic hammers was expanded.

New variants of the Dash machines for coal mining were introduced. New trucks and loaders were specially adapted for the coal-mining markets in South Africa and China.

A machine prototype was developed for automatic excavation of underground gold and platinum ore. These machines operate in accordance with the new Icutroc cutting technology, which gives a substantial improvement in performance.

In the area of surface drilling, new rigs were developed in the Triton series. The market introduction of the new Mission 4 and 6 percussive drilling hammers continued.

Sandvik Materials Handling further developed technology for the handling of bulk materials. The equipment now tends to include increasingly sophisticated electronics and hydraulics. Several very large plants were delivered during the year to Australia and other countries.

FURTHER PROFITABILITY IMPROVEMENT

The target for the business area is to reach an organic growth averaging about 6% per year over a business cycle, with further improvement of profitability. The most important feature in this strategy is to expand and refine the product portfolio, with the objective of tools, spare parts and service sales accounting for 75% of total sales. This is to be achieved through investments in research and development. *In addition, purchasing efficiency will be* enhanced, the capital tied up in inventory reduced and production resources concentrated.

With the acquisition of the crushing and sorting operations, Sandvik Mining and Construction now has five business sectors, which strengthens its offering to established customers and creates considerable potential to achieve further growth in the construction industry. The strategy creates favorable conditions for the business area to achieve the Group objectives for growth as well as profitability ○



During 2001, a joint-venture company was formed for production of roller cone bits, Sandvik Smith AB, with head office in Köping, Sweden.

BUSINESS AREA

Sandvik
Specialty Steels

The business area is a world-leading manufacturer of products with extensive added value made of stainless steels, special alloys, metallic and ceramic resistance materials, steel belts, process plants based on steel conveyor belts, and sorting systems. Sandvik Specialty Steels is the only company in its areas of operation with a truly global presence and strong market positions.

Invoiced sales of Sandvik Specialty Steels rose by 2% compared with the preceding year and amounted to SEK 14,528 M (14,209). Operating profit was SEK 1,281 M (980), 9% (7). The return on capital employed amounted to 12% (10). Including acquisitions, the average growth in sales of the business area during the past five years was 3% annually and the return on capital employed was 10 % during the same period.

THREE BUSINESS SECTORS

Sandvik Steel markets seamless tube, strip, wire and bar for users with high demands on economy, reliability and performance. Products are manufactured mainly in stainless steels as well as in titanium, nickel and zirconium alloys. Operations are focused on product niches in which Sandvik Steel has a leading position in the market. Sales in 2001 amounted to SEK 10,253 M (10,144). Investments amounted to SEK 382 M (420) and the number of employees was 6,275 (6,879).

Kanthal delivers metallic and ceramic resistance materials in the form of wire, strip, elements and systems for electrical heating in household appliances, industrial furnaces and processing equipment within the electronics industry. Invoicing in 2001 amounted to SEK 2,487 M (2,536). Investments amounted to SEK 151 M (140) and the number of employees was 1,526(1,680).

Sandvik Process Systems works in the area of process plants for the chemical and food industries and in the area of automatic goods sorting systems. The plants are generally based on the special advantages offered by steel conveyor belts, which are also sold separately in the substantial after-market. Invoiced sales of Sandvik Process Systems amounted to SEK 1,788 M (1,529). Investments amounted to SEK 39 M (37), and the number of employees was 763 (746).

HIGH ADDED VALUE

Demand for the products of the business area is partly dependent on investment in the areas of processes, energy and electronics, and partly on production of industrial and consumer products. Increased automation, more energy-efficient products and processes, and a generally heightened environmental awareness are calling for increasingly advanced materials and products.

The customers are active in most industrial segments, including chemicals, oil and gas, power, pulp and paper, medical and engineering indus-

INVOICED SALES, SEK M



13 673*
13 579
11 971
14 209
14 528
97
98
99
00
01

OPERATING PROFIT, SEK M
▬ as a percentage of invoiced sales



1 067*
902
633
980
1 281
97
98
99
00
01

RETURN ON CAPITAL EMPLOYED, %



12*
10
6
10
12
97
98
99
00
01

INVESTMENTS IN FIXED ASSETS, SEK M



834*
681
448
597
572
97
98
99
00
01

NUMBER OF EMPLOYEES, 31 DECEMBER



10 008*
9 862
9 238
9 305
8 564
97
98
99
00
01

* pro forma



tries, as well as in consumer-oriented sectors such as the automotive, household appliances, food and electronics industries. The business area's strategy is based on close cooperation with key customers, extensive research and development resources, and efficient production and distribution.

A key element of the strategy is the importance of the business area having its own metallurgy in combination with refinement operations. Sandvik Specialty Steels currently has over 800 steel grades, all of which are adapted for different, highly demanding, purposes. To ensure and to further strengthen the business area's leading position, investments are continuously being made in extensive research and development of new products and production methods.

The business area's R&D center in Sandviken, Sweden, is one of the largest research and development centers in Europe for stainless steel, special alloys and new application areas. The R&D operations currently employ around 250 people, most of whom are highly qualified researchers and specialists.

The market potential for the products of the business area is in the range of SEK 80 billion, of which resistance materials account for about SEK 5 billion. The underlying annual market growth in stainless steel and special alloys amounts to 4–5 %, with extensive spread depending on area of application. The types of products manufactured within Sandvik Specialty Steels represents a very small proportion of the total world steel market. The added value for Sandvik products is high, however, and accounts for about three quarters of the sales value.

Sandvik Steel's largest product group is seamless tubes made of stainless and high-alloy steels. Customers include the chemical and petrochemical industry, the power, oil and gas, automotive, aerospace and electronics industries. The advanced strip and wire products are used in the production of catalytic converters for cars, flapper valves for refrigerators and air-conditioning units as well as razor blades and electric shavers, implants and other medical-technology applications, knives, saws, springs, welding material, die-cutting tools for the packaging



A state-of-the-art corrosion laboratory was inaugurated at Sandvik Steel's R&D center in Sandviken.

industry and other products for the precision mechanics industry.

The market for Kanthal's products can be divided into three segments: producers of household appliances, users and producers of industrial furnaces, and the electronics industry. Kanthal holds a strong position in the household-appliances segment, and works closely with customers to reduce manufacturing costs. To an increasing extent, complete heating systems are supplied to the furnace industry. With Kanthal products, the furnaces become more reliable and have a longer operating life, which contributes to substantially improved productivity. In the electronics industry, the products are used in the production of semiconductors among other applications. Kanthal's extremely small-gauge precision wire is a key element in the production of various components, for example, in computers.



Sandvik Steel has developed tubes with internal fins for use in the plastics industry.

Kanthal built a new production facility in Hallstahammar, Sweden, to meet increased demand for bimetals.

STRONG MARKET POSITIONS

Sandvik Steel is a leader in the field of seamless stainless tubes, where there are three major competitors. In the wire and strip field there are a few competitors that, like Sandvik, are active in the entire production chain, as well as many small independent drawing plants and cold-rolling mills lacking an in-plant metallurgy. The various competitors individually cover only between 5% and approximately 20% of Sandvik Steel's product program within wire and strip.

Kanthal is the strongest global brand in its field. Competition for metallic resistance materials comes mainly from a few specialized steel mills and some local independent redrawers. In the segment for high-temperature elements in ceramic materials, competition consists primarily of one American company and a few Japanese companies.

Sandvik Process Systems has a unique position in its product niches. There are a limited number of competitors in the area of steel belts and press plates. In the process plant sector Sandvik Process Systems is competing with many companies, as well as with processes based on other methods and materials than steel belts.

SIGNIFICANT EVENTS

During the year, Sandvik Specialty Steels acquired the remaining 49% of the shares in the Indian company, Sandvik Choksi Ltd. The company manufactures extruded, seamless stainless-steel tubes. In connection with the acquisition, the company changed its name to Sandvik Steel Asia Pvt. Ltd.

In 2001, Sandvik Steel sold its subsidiary, Guldsmedshytte Bruks AB. Annual sales amounted to about SEK 90 M, with 80 employees.

As part of the ongoing program of change, the manufacturing of seamless tubes by the UK subsidiary Sterling Tubes was discontinued. The shut-down, which took place in August, affected a total of about 250 employees.

During the year, a new cold-rolling mill for extremely thin strip was placed in operation at the Sandvik Steel plants in Sandviken, Sweden. The rolling mill can roll strip as thin as 0.015 mm,





Sandvik Steel has a wide range of products and materials used in the medical industry for the production of nails and screws for bone breaks.

applications of which include catalytic converters and steel for razor blades.

Capacity-increasing investments were carried out at the Sandvik Steel tube plants in Germany and the Czech Republic, and a new finishing line for rock-drill steel was placed in operation at Sandviken. At the Kanthal facilities at Hallstahammar, Sweden, capacity for manufacturing bimetal and powder for high-temperature materials was increased as was capacity for manufacturing furnaces and elements for the electronics industry in the US. A new pressing and etching line was brought on-line at Sandvik Process Systems' unit for manufacturing of structured steel press plates and press belts in Germany.

NEW PRODUCTS

Sandvik Steel broadened its program in the expansive area of composite tubes for waste-incineration plants. During the year, the company introduced high-alloy tubes with fins on the inside for production of ethylene within the plastics industry. The fins increase the inside surface of the tubes, creating improved heat transfer, which results in higher productivity.

A number of new steel grades were developed during the year – for example, a high-purity steel grade for medical applications such as implants, and a titanium alloy for use in processes for extraction of metals from minerals. The quality and the corrosion properties of coiled tubes on reels, produced for the oil and gas industry, were further improved. During the year, Kanthal introduced a system for gas-heated radiating tubes for industrial furnaces, a system that is characterized by extremely low emissions and high effectiveness.

TOWARDS AN IMPROVED RESULT

The purpose of the extensive program of change that Sandvik Steel launched at the end of 2000 is to raise the level of profit, ensure a sustainable, satisfactory return and reduce cyclical effects. The measures, which include a concentration on fewer production units and a reorganization of the marketing and sales organization in Europe, involve a personnel reduction of 600-700 people and when fully implemented, should result in an annual earnings improvement of about SEK 200 M by the end of 2002.

It is expected that changing and developing the product portfolio towards growth areas such as electronics, medicine and energy will also have significant positive effects on profitability.

The ongoing structural measures, greater focus on manufacturing productivity, more aggressive marketing of technically advanced products, more efficient organization and highly advanced research and development operations create favorable prospects for long-term growth and good profitability of the business area ○

The business area is a world-leading manufacturer of products with extensive added value made of stainless and high-alloy steel, special metals and resistance materials as well as process systems.



Report of the Directors
Group review

Invoiced sales of the Sandvik Group in 2001 amounted to SEK 48,900 M (43,750), an increase of 12% in value and 3% for comparable units at fixed exchange rates. Markets outside Sweden accounted for 95% (95) of sales. The order intake rose to SEK 47,900 M (45,000), up 6% in value and down 4% for comparable units at fixed exchange rates.

SANDVIK GROUP	2001	2000	Change, %
Order intake, SEK M	47 900	45 000	+6
Invoiced sales, SEK M	48 900	43 750	+12
Profit after financial items, SEK M	5 606	5 804	-3

Consolidated profit after financial income and expenses totaled SEK 5,606 M (5,804), including items affecting comparability. Earnings per share was SEK 14.40 (14.30). Return on capital employed was 17.4% (20.3).

The Board of Directors proposes a dividend of SEK 9.50 (9.00) per share, corresponding to 66% of earnings per share and representing an increase of 6% from a year earlier.

COMPANY ACQUISITIONS

In January 2001, Sandvik became one of five part owners of Endorsia.com International AB, an e-business site for industrial goods and services in Europe.

In February, Sandvik CTT entered into an agreement with the UK based company Angus MacInnes & Co., Glasgow, to take over the sales and marketing of Prototyp products in the UK with about 10 employees.

In March, Sandvik Specialty Steels acquired the remaining 49% of the shares in Sandvik Choksi Ltd. Sandvik has owned 51% of the shares since the company was founded in 1996. The company's operations are in Mehsana, India, with production of extruded seamless stainless steel tube. Sales amount to SEK 30 M, with 230 employees. In conjunction with the acquisition, the company's name was changed to Sandvik Steel Asia Pvt. Ltd.

In June, Sandvik Mining and Construction acquired the Chilean company Bafco Mineria y Servicios S.A. in Santiago, a leader in providing service to the mining industry in Chile. Sales amount to about SEK 85 M, with 180 employees.

Following completion of a public share offer in July 2001, Sandvik secured an additional 284,530 shares in Sandvik Asia Ltd, Pune, India. Consequently, the ownership interest increased from 73% to 89%. Sandvik Asia was established in 1960 and has annual sales of approximately SEK 400 M, with 700 employees.

In September, Sandvik Tooling and the Brazilian company Hurth-Infer S.A. formed a company for the production and sale of solid-carbide tools, Sandvik Hurth-Infer S.A., in which Sandvik Tooling owns 80% of the shares. The company is located in Sorocabo, near Sao Paulo, and has annual sales of SEK 65 M with 75 employees.

Sandvik Mining and Construction formed a jointly owned company (50/50) in October with the American company Smith International, Inc., Houston, Texas, covering operations in the area of roller cone bits for the mining and construction industry. The new company, Sandvik Smith AB, with head office in Köping, Sweden, has sales of about SEK 360 M and slightly more than 200 employees. There are subsidiaries in the NAFTA region, South America, Africa and Australia.

In September, Sandvik Mining and Construction concluded the acquisition of parts of Svedala Industri's units for crushing and sorting in accordance with an agreement with the Finnish company Metso Corporation. The operations, which are included in the new Sandvik Rock Processing business sector, generate annual sales of SEK 1,400 M with about 900 employees. The Parent Company Sandvik SRP AB is located in Svedala, Sweden, with subsidiaries in Arbrå, Sweden and Chauny, France.

Sandvik reached an agreement in September with the main owners of the German company Walter AG covering the acquisition of a controlling interest in the company. The transaction was approved at the end of December by the relevant competition authorities. Accordingly, after an initial purchase during 2001, Sandvik intends to complete the purchase of the shares of the main owners during 2002. Walter's operations include tools for metalworking, software systems for tool management and numerically controlled grinding machines. Sales amount to approximately SEK 2,700 M. The head office is in Tübingen, Germany, and the number of employees is about 2,000.

OTHER STRUCTURAL CHANGES

In January 2001, Sandvik Steel sold its subsidiary Guldsmedshytte Bruks AB, with sales of approximately SEK 90 M and about 80 employees.

At the beginning of the year, Sandvik Steel announced plans to shut down its manufacturing of seamless tubes at the UK subsidiary Sterling Tubes as part of its program of change. The closing was carried out in August and affected approximately 250 employees.

During the year, Sandvik Mining and Construction closed the unit for down-the-hole drilling tools in Mexico City with about 60 employees and transferred the operations to its plants in Sandviken, Sweden, which are already producing similar tools. At the same time, Sandvik Hard Materials invested in the expansion of its production in the same factory area in Mexico City. Cemented-carbide microdrill blanks for the electronics industry are produced at the site as well as cemented-carbide blanks for balls in ballpoint pens.

In December, Sandvik sold its 50%-interest in the dental-technology company Procera-Sandvik to Nobel Biocare. The sale yielded a capital gain to Sandvik of SEK 340 M. In addition, Sandvik will receive an annual compensation based on the sales of Procera products to and including 2012. According to the agreement, Sandvik will continue to contribute technical expertise and support.

BOARD PROCEDURES

The members of the Board of Directors are presented separately on pages 64-65. Eight Board meetings were held during the year, one of them in connection with a visit to Group subsidiaries in Russia and Poland.

The Board has adopted a written work procedure and instructions regarding division of work between the Board and the President and for financial reporting. The Board has internally established a remunerations committee to decide on the employment terms of certain senior executives. The Board's work has involved issues regarding acquisitions, significant investments and financial structure. Certain matters in which the Board reserves its right to decision authority include:

- investments in amounts of SEK 15 M and higher
- acquisition and divestment of companies or business segments
- increases in share capital in the subsidiaries and associated companies
- the company finance policy and policy for trading in currencies and interest-rate instruments.

During the year, the business area and business sector managers reported to the Board about strategic and other important matters within their respective operations.

The Board Chairman, another Board member and a representative of each of Sandvik's three largest shareholders have developed proposals regarding the Board's composition which have been presented to the Annual General Meeting.

NEW PRESIDENT AND NEW BOARD CHAIRMAN

On 16 January 2002, Clas Åke Hedström announced his decision to leave his position as President and CEO of Sandvik AB in conjunction with the Annual General Meeting on 7 May 2002.

The Board of Directors has appointed Lars Pettersson as new President and CEO, as of 7 May 2002. Pettersson is currently Executive Vice President of the Group, President of the Sandvik Specialty Steels business area and President of Sandvik Steel.

On 16 January 2002, Percy Barnevik, Chairman of the Board of Sandvik AB since 1983, also expressed his desire to step down and declined reelection. The Board decided on the same day to name Percy Barnevik Honorary Chairman when he leaves the Board.

OBJECTIVES FOR THE GROUP

In August 2000, overall Group objectives were established. The objectives mean that organic sales growth shall amount to an average of 6% annually over a business cycle, compared with the earlier goal of 4%. Company acquisitions are added. The annual return on capital employed shall average 20%.

Moreover, the ambition was set to increase the net debt/equity ratio from 0.3 to the interval 0.6–0.8 to improve the capital structure before year-end 2003. This is to be achieved through organic growth, acquisitions, continued high dividend – at least 50% of earnings per share – and buy back of the company's own shares.

BUY-BACK OF OWN SHARES

Against the background of the new Group goals adopted in 2000 and the company's high profitability and favorable cash flow, the Board decided to propose that the Annual General Meeting in 2001 authorize the Board to buy back 5% of the company's own shares, which was approved. The acquisition of own shares took place on the Stockholm Exchange, and the acquired shares were purchased at the prevailing market price. On 31 December 2001, Sandvik held 7,672,000 of its own shares, corresponding to 3% of the total number of shares (258,697,100). The purchase amount was SEK 1,660 M.

The Board has decided to propose to the Annual General Meeting in 2002 to authorize the Board to continue the buy-back. It is proposed that the company's holding of own shares be a maximum of 10% of the total number of shares, corresponding to 25.8 million shares.

MARKET CONDITIONS AND SALES

The world economy deteriorated sharply during the year. Industrial production within the OECD, which had increased in the preceding years, is estimated to have fallen by about 1.5% during 2001, primarily due to a sharp decline in NAFTA throughout the entire year. Economic conditions within the EU were relatively favorable in most countries at the beginning of the year, with Great Britain as an important exception, but weakened noticeably thereafter, for example in the Nordic countries, Germany and Italy. In some countries, however, such as France and Spain, industrial production continued to grow slightly or remained constant also during the second half of the year. Growth also continued, although at a lower pace, in Eastern Europe, primarily Russia.

The economic crisis in Argentina worsened and affected many South American countries. Economic conditions in Brazil were weak. Lower exports affected many Asian countries, particularly in Southeast Asia. The Japanese economy once again declined. India, South Korea and China, on the other hand, increased industrial production.

Economic conditions in countries with large exports of raw materials and minerals, such as South Africa and Australia, were relatively favorable.

The year ended with much weaker overall business conditions, which were also affected by the terrorist attacks in the US in September. The change in industrial production during the second half of the year compared with the preceding year was –1% for the EU, –4% for the US, –10% for Japan and –2.5% for the OECD as a whole.

INVOICED SALES, SEK M


34 119
42 400
39 300
43 750
48 900
97
98
99
00
01

OPERATING PROFIT AFTER FINANCIAL ITEMS, SEK M
— as a percentage of invoiced sales


4 205
3 935
5 465
5 804
5 606
97
98
99
00
01

RETURN ON CAPITAL EMPLOYED, %


17.7
16.3
15.1*
20.3
17.4
97
98
99
00
01

INVESTMENTS IN FIXED ASSETS, SEK M


2 353
2 811
1 875
2 087
2 627
97
98
99
00
01

NUMBER OF EMPLOYEES, 31 DECEMBER


38 406
37 520
33 870
34 742
34 848
97
98
99
00
01

* Excluding items affecting comparability

Demand was favorable throughout the year in several important industrial sectors. Increased need for energy resulted in high demand for steel products for the oil and gas industry, for rock-drilling machinery in construction of new hydropower plants, for tools and machinery in coal mining as well as for engineering projects in bulk-materials handling. Orders for machinery, tools and services were high in the precious metals mining industry. Activity decreased somewhat during the fourth quarter, however, particularly for heavy equipment.

Activity in the general engineering industry was high at the beginning of the year but weakened during the second half. The same applied to the aerospace industry, where the decline was dramatic.

Consumer-related segments, such as the automotive industry, showed a weaker trend. In Europe, demand was relatively favorable at the beginning of the year but declined in the fourth quarter. Activity in NAFTA was weak throughout the year. Demand in the electronics industry was very low in 2001.

The SEK weakened during the year. In total, exchange-rate movements meant that Sandvik's invoiced sales were 8% higher in 2001 than would have been the case at 2000 exchange rates.

Sandvik's order intake was high during the first six months but declined in the second half of the year. For the full year, the order intake amounted to SEK 47,900 M, which was a 4% decline at fixed exchange rates for comparable units.

INVOICED SALES BY BUSINESS AREA

	2001 SEK M	2000 SEK M	Change %	Change *
Sandvik Tooling	16 561	15 507	+7	±0
Sandvik Mining and Construction	13 501	10 184	+33	+18
Sandvik Specialty Steels	14 528	14 209	+2	-6
Seco Tools	4 259	3 785	+13	+3
Group activities	51	65	/	/
Group total	48 900	43 750	+12	+3

* Change compared with a year earlier excluding currency effects and company acquisitions.

Seco Tools is a listed company and publishes its own Annual Report with comments on its operations.

INVOICED SALES BY MARKET AREA

	2001 SEK M	Share %	2000 SEK M	Change %	Change *
EU (excl. Sweden)	17 399	35	15 559	+12	+2
Sweden	2 299	5	2 375	-3	-3
Rest of Europe	3 566	7	2 623	+36	+27
Total, Europe	23 264	47	20 557	+13	+4
NAFTA	11 543	24	11 273	+2	-8
South America	2 013	4	1 888	+7	-6
Africa/Middle East	2 511	5	1 921	+31	+28
Asia/Australia	9 569	20	8 111	+18	+10
Group total	48 900	100	43 750	+12	+3

* Change compared with a year earlier excluding currency effects and company acquisitions.

INVOICED SALES IN THE 10 LARGEST MARKETS

	2001 SEK M	2000 SEK M	Change %
US	9 650	9 465	+2
Germany	4 597	4 141	+11
Italy	3 189	2 927	+9
Australia	3 160	2 296	+38
France	2 835	2 457	+15
UK	2 465	2 183	+13
Sweden	2 299	2 375	-3
Japan	2 092	2 167	-3
Canada	1 389	1 328	+5
South Africa	1 288	991	+30

Invoicing fell somewhat during the third quarter but increased again and reached its highest quarterly rate ever during the fourth quarter. Underlying the increase, however, were acquisitions and large deliveries of materials-handling projects during this quarter.

Invoicing in the EU was strong during the first six months and declined thereafter. This trend applied to virtually all major industrial countries and to all business areas.

Invoicing in Sweden declined, mainly for steel products, in part due to lower deliveries to steel mills for further refinement.

The trend in the rest of Europe was very favorable. In Central and Eastern Europe, and in Russia, for example, demand was strong for Sandvik Tooling's products. Major orders of stainless seamless tubes were delivered to Norway for the oil and gas industry.

The decline in NAFTA was substantial. Initially, it primarily affected sales to the automotive and electronics industries, which affected Sandvik Specialty Steels and parts of Sandvik Tooling. In pace with the weakening of the economy, for example in the aerospace and engineering industries, other parts of Sandvik Tooling were also affected, and the business area reported a weak second half, despite increased market shares. Sandvik Mining and Construction, however, showed favorable growth, in part due to increased deliveries to the coal industry.

Invoicing declined in South America, primarily due to lower demand in the automotive industry.

Sandvik Mining and Construction reported very favorable sales to the mining industry in Africa/Middle East. Other business areas also increased their sales in this market area.

Trends in Asia/Australia were mixed. In Japan and several Southeast Asian countries, invoicing declined, while increases were noted in China and Australia. Sandvik Mining and Construction reported high sales to the mining industry in the region and also made deliveries of major projects.

RAW MATERIALS

Base metal prices declined continuously from the latest peak level in 2000. The nickel price declined from USD 10,500 to 5,000/ton and the copper price from USD 2,000 to 1,300/ton. Prices for precious metals, on the other hand, were more stable.

Prices for tungsten and tantalum reached a peak during the second quarter and declined markedly thereafter.

The lower prices for nickel resulted in a revaluation of Sandvik Specialty Steels' inventories with respect to nickel content, which had a negative impact of earnings of more than SEK 200 M during the year.

EARNINGS

Operating profit amounted to SEK 6,103 M (6,327). Items affecting comparability affected earnings positively by SEK 340 M (660). Excluding items affecting comparability, profit increased by 2%.

Positive currency trends increased operating profit by about SEK 700 M. Increased volumes positively affected Sandvik Mining and Construction, while reduced volumes had a negative impact on the other two business areas. Other negative factors were that it was not possible to increase prices in pace with inflation, that raw materials prices for cemented carbide increased sharply at the beginning of the year and that the value of nickel inventories within Sandvik Specialty Steels had to be written down. In addition, provisions totaling SEK 515 M were made for a structural program. These structural measures, which otherwise would have been implemented gradually, were moved forward with the objective of improving efficiency and reducing costs within Sandvik Tooling.

Allocations to the profit-sharing plan for employees in wholly-owned companies in Sweden totaled SEK 150 M (150).

Items affecting comparability during the year related to capital gains of SEK 340 M from the divestment of the holding in Procera-Sandvik.

Net financial items amounted to an expense of SEK 497 M (expense: 523). Profit after financial income and expenses was SEK 5,606 M (5,804).

Taxes totaled SEK 1,712 M (1,881), or 31% (32) of profit before taxes. Net profit was SEK 3,688 M (3,712). Earnings per share reached SEK 14.40 (14.30).

Return on capital employed was 17.4% (20.3) and return on shareholders' equity was 15.5% (17.3).

BUSINESS AREAS

Sandvik Tooling's order intake amounted to SEK 16,355 M (15,744), a decline of 3% compared with a year earlier at fixed exchange rates for comparable units. Invoiced sales amounted to SEK 16,561 M (15,507), unchanged at fixed exchange rates for comparable units. Order intake declined sharply for high-speed steel tools and cemented-carbide blanks and also fell towards the end of the year for metalworking tools in cemented carbide. In the EU, activity was high during the first half of the year and volumes increased for the full year. Demand in NAFTA was low throughout 2001, particularly in the automotive and electronics industries. The trend in Eastern Europe and Asia/Australia, particularly China, on the other hand, was favorable.

The remaining activities from Sandvik Saws and Tools are included in order intake in the amount of SEK 313 M (653) and in invoiced sales of SEK 305 M (655).

Operating profit amounted to SEK 2,964 M (3,135), corresponding to 17.9% of invoiced sales. Profit included a capital gain from the divestment of the holding in Procera-Sandvik in an amount of SEK 340 M as an item affecting comparability. The decline compared with the preceding year was attributable to lower volumes and production rates, as well as increased raw materials costs and provisions for a structural program totaling SEK 515 M. These structural measures, which otherwise would have been implemented gradually, were moved forward with the objective of improving efficiency and reducing costs within the business area. The objective is to gradually achieve an annual improvement in profit of more than SEK 500 M starting at the end of 2002. This will be accomplished in part through a concentration of the number of production and distribution units and is expected to result in a reduction in the number of employees by about 1,000 persons. Due to the prevailing economic conditions, further personnel reductions were announced in December, when 250 employees in Gimo, Sweden, were given notice.

Sandvik Mining and Construction's order intake continued to improve strongly compared with the preceding year and amounted to SEK 13,407 M (10,659), an increase of 11% at fixed exchange rates for comparable units. Demand from the mining industry for extraction of minerals for precious metals was high in Africa and Australia. Activity in the energy field, including coal mining and hydropower construction, remained favorable. Demand from the construction industry was stable in Europe, weak in NAFTA

QUARTERLY TREND OF PROFIT AFTER NET FINANCIAL ITEMS

		Invoiced sales SEK M	Profit after financial items SEK M	Net margin %
2000	1st Quarter	10 320	1 560 *	15
	2nd Quarter	11 040	1 750 *	16
	3rd Quarter	10 450	1 075	10
	4th Quarter	11 940	1 419	12
2001	1st Quarter	12 050	1 525	13
	2nd Quarter	12 440	1 635	13
	3rd Quarter	11 630	1 297	11
	4th Quarter	12 780	1 149 **	9

* Items affecting comparability were gains of SEK 300 M (Q1) and SEK 360 M of other income (Q2).
** Items affecting comparability was a gain of SEK 340 M.

OPERATING PROFIT BY BUSINESS AREA

	2001		2000	
	SEK M	% of sales	SEK M	% of sales
Sandvik Tooling	2 964**	18	3 135	20
Sandvik Mining and Construction	1 348	10	1 073	11
Sandvik Specialty Steels	1 281	9	980	7
Seco Tools	787	18	740	20
Group activities	-277	/	399*	/
Operating profit	6 103**	12	6 327*	14

* Items affecting comparability was a gain and other income of SEK 660 M.
** Items affecting comparability was a gain of SEK 340 M.

EARNINGS AND RETURNS

	2001	2000
Operating profit, SEK M	6 103	6 327
as a percentage of invoiced sales	12	14
Profit after financial income and expenses, SEK M	5 606	5 804
as a percentage of invoiced sales	11	13
Operating profit after financial items excluding items affecting comparability, SEK M	5 266	5 144
as a percentage of invoiced sales	11	12
Return on capital employed, %	17.4	20.3
Return on shareholders' equity, %	15.5	17.3
Earnings per share before items affecting comparability, SEK	13.10	12.20
Earnings per share, SEK	14.40	14.30
Earnings per share after full dilution, SEK	14.30	14.10

Definitions, page 50.

INVOICED SALES BY BUSINESS AREA


Seco Tools
Tooling
Specialty Steels
Mining and Construction

EARNINGS BY BUSINESS AREA


Seco Tools
Tooling
Specialty Steels
Mining and Construction

NUMBER OF EMPLOYEES BY BUSINESS AREA


Seco Tools
Tooling
Specialty Steels
Mining and Construction

and very favorable in certain parts of Asia. Several large orders were received during the year in the bulk-materials-handling sector. Development within the newly formed business sector Sandvik Rock Processing was good.

Invoiced sales amounted to SEK 13,501 M (10,184), up 18% at fixed exchange rates for comparable units. Sales of large drilling machines declined toward the end of the year, while tools, service and spare parts remained constant. Invoiced sales during the fourth quarter were affected by deliveries of very large projects from the Sandvik Materials Handling business sector.

New acquisitions (Sandvik Rock Processing, Sandvik Smith) are included in the amount of SEK 549 M in order intake for the fourth quarter and SEK 474 M in invoicing.

Operating profit amounted to SEK 1,348 M (1,073), or 10% of invoiced sales. Earnings rose sharply from the favorable level in the preceding year, which was primarily attributable to a strong volume trend and high capacity utilization. The margin was retained, despite a higher proportion of invoicing of large engineering projects with lower margins.

Lower demand in certain product areas resulted in a review of capacity and staffing was initiated toward the end of the year to adjust cost levels.

Sandvik Specialty Steels' order intake amounted to SEK 13,843 M (14,732), a decline of 14% at fixed exchange rates for comparable units. Demand declined sharply in NAFTA, and a decline also began in Europe during the second half of the year. The order intake in Asia/Australia increased due to projects in the energy industry.

Invoiced sales amounted to SEK 14,528 M (14,209). The decrease at fixed exchange rates for comparable units was 6 %, due in part to a decline in the alloy price surcharge. The decline was substantial in products for consumer-related industry segments, which affected parts of the business area, particularly Kanthal. Invoicing to the oil/gas and other energy-related industries, on the other hand, remained high. Sandvik Process Systems also reported a favorable trend for sorting plants.

Operating profit amounted to SEK 1,281 M (980), or 9% of invoiced sales. The earnings improvement compared with the preceding and previous years, despite lower volumes and a revaluation of raw material inventories, was due primarily to currency effects, ongoing rationalization measures, structural changes and a more favorable product mix within Sandvik Steel.

The program of change initiated during 2000 within Sandvik Steel includes rationalizations of the product structure and sales organization in Europe. Through the program, which started at the end of 2000 and runs for three years, the number of employees will be reduced by between 600 and 700 persons. The total reduction amounted to slightly more than 600 employees through December 2001. Deteriorating economic conditions during the year for the entire business area meant that the program of change was intensified, while measures were taken to adapt costs and resources to lower demand.

Group activities include operating expenses for central administration and finance operations as well as other activities in the Group units not linked to the business areas.

FINANCIAL POSITION

	2001	2000
Cash flow from operations, SEK M	5 093	4 476
Cash flow after investment activities, SEK M	1 220	1 785
Net cash flow, SEK M	73	-334
Liquid assets and short-term investments, 31 Dec., SEK M	2 258	2 097
Loans, 31 Dec., SEK M	10 183	5 927
Net debt, 31 Dec., SEK M	9 964	6 644
Net financial items, SEK M	-497	-523
Equity ratio, %	50	55
Net debt/equity ratio, times	0.4	0.3
Shareholders' equity, 31 Dec., SEK M	23 972	23 019
Shareholders' equity per share, 31 Dec., SEK	95.50	89.00

Definitions, page 50.

FINANCIAL POSITION

Cash flow from operations amounted to SEK 5,093 M (4,476). Cash flow after investment activities was SEK 1,220 M (1,785). Liquid funds at year-end amounted to SEK 2,258 M (2,097). Interest-bearing provisions and liabilities less liquid funds yielded a net debt of SEK 9,964 M (6,644).

Sandvik's long-term credit facility amounting to USD 650 M was unutilized at year-end. This facility extends until 2004 and is the Group's primary liquidity reserve. In addition, a short-term credit guarantee of SEK 2,000 M was obtained to ensure liquidity in the company's commercial paper program. During 2001, Sandvik established a Swedish bond loan program with a framework of SEK 2,000 M, and bonds for a total of SEK 551 M were sold during the year. The Standard & Poor's international credit rating institute retained its A+ rating for Sandvik's long-term borrowing and A-1 for short-term.

During 2001, the new European currency, the euro, was introduced as the measurement currency in several of the Group's companies within the European Monetary Union. The introduction was problem-free. On 1 January 2002, introduction of the euro was completed in Group companies in countries that had adopted the new currency.

INVENTORIES

The value of inventories amounted to SEK 12,953 M (11,508) at year-end, which was 26% (26) relative to invoiced sales.

ACCOUNTS RECEIVABLE

Accounts receivable at year-end totaled SEK 9,847 M (9,090), which was 19% (19) relative to annualized invoiced sales in the fourth quarter.

SHAREHOLDERS' EQUITY

Shareholders' equity at year-end amounted to SEK 23,972 M (23,019), or SEK 95.50 (89.00) per share. The equity ratio was 50% (55).

CAPITAL EXPENDITURES

	2001	2000
Investments in property, plant and equipment, SEK M	2 627	2 087
as a percentage of invoiced sales	5.4	4.8

Major investments included:

- The final stages of Sandvik Coromant's expansion in Gimo for cemented-carbide powder and production of solid-carbide drills.
- Continued investment in expanding capacity and further modernization in Sandvik Coromant's plants in Gimo. These investments related in part to buildings, automated multi-operation machines and coating units. Similar investments in tool production were made outside Sweden, particularly in the US.
- Expansion of the finished-goods warehouse in Schiedam for Sandvik Coromant to serve all of Europe from a single distribution center.
- A new Productivity Center at Sandvik Coromant's head office in Sandviken.
- Expansion of Sandvik CTT's production unit in Zell-Harmersbach, Germany, for increased capacity

and modernization of the production of solid-carbide milling tools.
- New premises and multi-operation machines for Sandvik CTT's production unit for solid-carbide drills in Brazil.
- Expansion of manufacturing of cemented-carbide powder at Sandvik Hard Materials in Coventry, UK.
- Increased capacity for Sandvik Hard Materials' manufacturing in Mexico of micro-drill blanks for the electronics industry and of solid blanks.
- Modernization of Sandvik Tamrock's production unit for demolition hammers in Lahti, Finland.
- Renewal and expansion of advanced machines tools within Sandvik Mining and Construction's units.
- A new cold-rolling mill within Sandvik Steel for extremely thin strip.
- Capacity-increasing investments at Sandvik Steel's tube plants in Germany and the Czech Republic.
- A new finishing line for rock-drill steel within Sandvik Steel.
- Increased capacity at Kanthal in Hallstahammar, Sweden, for manufacturing of bimetals and powder for high-temperature materials.
- Increased capacity at Kanthal in the US for furnaces and elements for the electronics industry.
- A new pressing and etching line at Sandvik Process Systems for the manufacturing of structured-steel press plates and press belts in Germany.
- Investments in central data processing and network equipment.
- Investments in equipment to support production, such as a new process-water pump in Sandviken.

An amount of SEK 137 M (143) of total investments in property, plant and equipment was related to Sandvik Mining and Construction's rental machinery.

Consideration paid for company acquisitions during the year amounted to SEK 1,456 M (583).

RESEARCH, DEVELOPMENT AND QUALITY ASSURANCE

The Group's costs during 2001 for research and development and quality assurance amounted to SEK 1,787 M (1,615), corresponding to 3.7% of invoiced sales. The increase from a year earlier was about 10% for comparable units.

Sandvik Coromant developed CoroTurn 111, a new program of turning tools for internal machining and expanded the CoroCut program for parting and grooving. In milling, the CoroMill 390 was developed for profile milling and the manufacture of components for such applications as aircraft fuselages. Development of milling tools in solid carbide continued with a new endmill, the CoroMill Plura. In drilling, the new deep-hole drill CoroDrill 800 and new step and chamfer drills in solid carbide or with indexable inserts were added. Within Sandvik CTT, several new drill series in solid carbide were developed under the Dormer brand. The Precision and Titex high-speed steel drill ranges were also expanded. Ultra, a new generation of high performance milling tools in solid carbide, was developed by Prototyp for milling of products in hardened steel. In threading, Prototyp introduced a new generation of high-speed steel tools.

New cemented-carbide grades were developed for machining of forming tools in hardened steel and machining of thermal-resistant super alloys used for aircraft engines.

Sandvik Hard Materials launched new products for the manufacture of aluminum cans and further enhanced its carbide rotary cutters for the cutting of diapers and other sanitary products. During the year, the concept was further introduced for custom manufacturing of solid-carbide components for the automotive industry.

Sandvik Mining and Construction introduced several new drilling rigs in the Axera series for drifting and tunneling and expanded the drill bit program. The latest series of completely computer-controlled rigs, the Tamrock Axera T12, provides for drilling speeds double those of conventional equipment. New drilling equipment for mining operations was also introduced. In the area of demolition, the Rammer series of hydraulic hammers was expanded.

New variants of the Dash coal-mining machines were developed that enable continuous excavation of high seams of coal. New trucks and loaders were customized for the mining markets in South Africa and China.

For underground mining of gold and platinum, machines were developed for automated mining of low mineral layers. The new Icutroc cutting technology used in these machines significantly increases performance.

For surface drilling, new rigs in the Triton series were developed. Marketing and development of the Mission 4 and 6 hammers for down-the-hole drilling continued.

In materials handling, technology for bulk materials was enhanced. Increasingly, advanced electronics and hydraulics are being added to equipment. The largest-ever system was delivered to an Australian mining company during the year.

Sandvik Specialty Steels supplemented its program for composite tubes for waste-incineration plants so that Sandvik tubes can cover all needs, from the most to the least corrosive parts of the plant. During the year, high-alloy tubes with fins on the inside were introduced. These tubes are used in the production of ethylene. By increasing the inner surface area of the tube, thermal transfer is increased, thus improving productivity for the customer.

A number of new materials were developed during the year, including high-purity stainless steel for medical applications, such as implants, and a titanium alloy for use in processes in which metals are extracted from minerals. For the oil/gas industry, efforts are constantly being made to develop new steel grades and to improve the characteristics of coiled tube on reels in continuous lengths up to 25 km.

During the year, Kanthal introduced a new system for gas-heated radiation elements for industrial furnaces which is characterized by very low emissions and high efficiency.

PERSONNEL

	2001	2000
Number of employees, 31 Dec.*	34 848	34 742
Average number of employees		
Women	6 356	6 523
Men	28 439	27 783
Total	34 795	34 306

* Part-time employees were adjusted to reflect an equivalent number of full-time employees.

The number of employees at year-end was 34,848 (34,742). For comparable units, the number of employees decreased by 944 (2000: increase 129).

At 31 December 2001, the number of persons employed by the Group in Sweden was 10,022 (9,728).

Details regarding personnel costs and the average number of employees in Sweden and abroad are provided on pages 51-52.

In August, the Sandvik Pension Fund in Sweden was established. At the same time SEK 1,070 M was transferred from Sandvik's companies in Sweden to the newly formed fund. This amount corresponded to the companies' pension liability for salaried employees, which accordingly is no longer carried in the consolidated balance sheet.

EMPLOYEE PROFIT-SHARING AND BONUS PROGRAMS

Since 1986, Sandvik has had a profit-sharing system for all employees of wholly owned companies in Sweden. The Group's return during 2001 means that the maximum amount, SEK 150 M, was allocated to the profit-sharing fund.

In accordance with the decision of the Annual General Meeting in 1999, employees in Sweden were offered to subscribe for convertible debentures in Sandvik AB. About 70 % of the employees subscribed for convertibles totaling SEK 995 M. The convertible loan expires on 30 June 2004. Conversion to new shares is possible during the period 2 July 2001 through 31 May 2004. The conversion price is SEK 219. The convertible loan carries annual interest corresponding to STIBOR less 0.75 percentage points.

At the same time, employees outside Sweden were issued 560,900 options, which at exercise yield the same number of shares. At full conversion and full exercise of the options, a total of 4,921,050 shares will be issued, corresponding to a dilution of 1.9%. During 2001, 1,100 new shares were issued through conversion.

A stock option plan was established in 2000 for senior executives in the Group. The plan provides the possibility of an annual allocation of personnel options on Sandvik shares with a lifetime of five years and the right to exercise after three years, conditional upon continued employment. The allocation, which is consideration-free, is based on Sandvik's return on capital employed in the preceding year. The program is based on existing shares and, accordingly, does not result in any dilution for current shareholders. The option program is hedged financially so that the effect on the company's costs of future increases in the Sandvik share price is limited. In 2000, 1.4 million options with an exercise price of SEK 289 were allotted. In 2001, 1.6 million options with an exercise price of SEK 259 were allotted.

The Board decided in 2002 to allot 0.8 million options to about 300 senior executives in the Group, of which 24,000 options to the newly designated President. The options have an exercise price of SEK 259.

ENVIRONMENT

The Group conducts licensed operations in accordance with the Environmental Protection Act at its main plants in Sandviken, Gimo, Stockholm, Hallstahammar and Svedala and at a number of other locations in Sweden. Most of the larger foreign subsidiaries also conduct operations that are covered by specific environmental regulations.

Annually, comprehensive environmental reports on the main Swedish operations are submitted to the supervisory authorities in which the license standards and compliance with all the various requirements are presented. Similar reporting is also carried out in other countries.

The environmental impact from the Sandvik Group's production facilities is linked mainly to the energy-demanding transformation of raw materials to semi-finished goods in the form of billets for steel and special metals in Sandviken and Hallstahammar. The main portion of the raw material is recycled scrap steel. Most of the other operations in the Group have the characteristics of engineering industry, with limited emissions to air and water.

A decision has been taken to introduce environmental management systems in accordance with ISO 14001 at all production units. This is one of the Group's overriding environmental objectives. Other objectives pertain to measures for reclaiming products and reduced energy consumption, primarily electricity, and reduced carbon-dioxide emissions in relation to invoicing. Trends in recent years are shown in the adjacent chart.

Use of trichloroethylene at Sandvik Mining and Construction's plants in Sandviken was discontinued during 2001. Consequently, all units in Sandviken and Gimo have ceased to use trichloroethylene. Projects are in progress at Kanthal in Hallstahammar and several foreign units to reduce and eventually eliminate the use of trichloroethylene.

For plants within the EU with their own landfills, EU directives require that landfills not completed by 2008 must comply with an extensive program of completion measures. Several of the Group's Swedish units are affected.

Kanthal in Hallstahammar and Sandvik's plant in Stockholm received new permits during 2001 in accordance with the environmental code. Permit applications are also being processed for Sandvik AB in Sandviken and the subsidiary Gusab Stainless in Mjölby.

PARENT COMPANY AND SUBSIDIARIES OPERATING ON COMMISSION FOR SANDVIK AB

Parent Company invoiced sales amounted to SEK 12,270 M (12,084) and operating profit was SEK 1,340 M (1,679). Interest-bearing provisions and liabilities less liquid funds yielded a net debt of SEK 6,113 M (4,406). Investments in fixed assets amounted to SEK 647 M (545).

The number of employees in the Parent Company and the subsidiaries operating on commission for Sandvik AB at 31 December 2001 was 7,090 (7,257).

In addition to Sweden, the Parent Company's operations are carried out in a number of countries, mainly through representative offices.

ANTICIPATED FUTURE DEVELOPMENT

The following assessment of the short-term market outlook was made in conjunction with the press release on 2001 operations: "Demand is expected to remain weak in the near future. An extensive program of change is under way within the Group to further enhance efficiency and reduce cost levels. At the same time, the Group is ready to capitalize on business opportunities in the event of increased demand" ○

DISCHARGE OF CARBON DIOXIDE
Sandvik Group, total
tons/SEK M in invoicing


3.1
2.8
2.6
99
00
01

ELECTRICITY CONSUMPTION
Sandvik Group, total
MWh/SEK M in invoicing


26.4
26.6
24.3
99
00
01

Financial exposure

The centralized financial activities of the Sandvik Group shall contribute to the creation of favorable conditions for the operations of the business areas. As the guidelines for these activities state, the financial risks to which the company is exposed as a consequence of its normal business operations should be minimized.

CURRENCY MOVEMENTS

Foreign-exchange movements affect the company's earnings and shareholders' equity in the following ways;

- Earnings are affected when sales and purchases are made in different currencies (transaction exposure).
- Earnings are affected when assets and liabilities are in different currencies (translation exposure).
- Earnings are affected when the earnings of subsidiaries are translated to Swedish kronor (translation exposure).
- Shareholders' equity is affected when net assets of subsidiaries are translated to Swedish kronor (translation exposure).

TRANSACTIONS

For a company like Sandvik that is active internationally, it is important that customers be offered an opportunity to pay in their own currencies. As a result, the Group is continuously exposed to currency risks in accounts receivable denominated in foreign currency and in future sales to foreign customers.

Since a large percentage of production takes place in Sweden, the company has large surplus in the flow of foreign currency, which is exposed to transaction risks. The company also has major exporting production units in other countries, particularly in the euro area, which affect the net flow of foreign currency. The Group's net flows of payments in foreign currencies in 2001 amounted to approximately SEK 10,650 M. Currencies with the largest surpluses are shown in the table.

NET INFLOW IN FOREIGN CURRENCY


Other
AUD
JPY
EUR
USD/CAD

GROUP'S NET INFLOW OF CURRENCIES	SEK M
EUR	4 300
USD/CAD	3 900
JPY	700
AUD	750
Other currencies	1 000
Total	10 650

Sandvik's guidelines prescribe that the flow of foreign currency must be hedged. The first hedging measure always involves using currency received to pay for purchases in the same currency. Further, all major project orders received are hedged to secure the gross margin. In addition, the anticipated net flow of sales and purchases is hedged through sales on forward contracts. The hedging horizon varies from one Group business area to another. The hedging horizon for the Group as a whole is normally three months, but it may be extended to as much as nine months, depending on expectations with respect to foreign-exchange movements. As of 31 December 2001, the hedging horizon was eight months.

TRANSLATIONS

The guidelines governing the Group's management of financial exposure state that individual subsidiaries normally should not have any translation risk in their balance sheets. Accordingly, a company's receivables and liabilities in foreign currency must be hedged.

As of 31 December 2001, the subsidiaries' net assets in foreign currencies amounted to approximately SEK 16,800 M. The amounts in the most important currencies are shown in the table.

NET ASSETS IN FOREIGN CURRENCY	SEK M	% of total
EUR	6 400	38
USD/CAD	4 950	29
GBP	870	5
JPY	650	4
AUD	600	4
Other currencies	3 330	20
Total	16 800	100

The subsidiaries' borrowing from the Parent Company, or from another holding company or financial operations within the Group, are transacted in the currency of the subsidiary. The subsidiaries' net assets in foreign currency are translated to Swedish kronor at year-end exchange rates. Differences that then arise due to changes in exchange rates since the preceding year-end are reported in shareholders' equity.

Earnings of foreign subsidiaries are translated to Swedish kronor each quarter at average exchange rates for the quarter.

RULE OF THUMB FOR EVALUATING EXCHANGE-RATE SENSITIVITY

The most important impact of foreign-exchange movements on the Group's operating profit occurs via transaction flows and the translation of the earnings of subsidiaries as well as through specific rate hedges. As a rule of thumb it may be stated that a change of plus or minus SEK 0.10 in the USD rate is estimated to change Sandvik's operating profit by plus or minus SEK 45 M on an annual basis. A change of SEK 0.10 in the rate for the EUR would have a comparable effect of SEK 55 M. The change in earnings occurs with a time-lag since a change in the exchange rates does not have an impact until the hedging horizon has been passed. Experience shows that foreign-exchange movements often have other direct and indirect effects on earnings that can be difficult to foresee and analyze. The rule of thumb should therefore be used cautiously for a company like Sandvik that has global production and sales.

SENSITIVITY OF OPERATING PROFIT TO CHANGES IN THE EUR AND USD EXCHANGE RATES


Operating profit change in SEK M
EUR
50
USD
Currency rate change in SEK
-0.10
0.10
USD
-50
EUR

INTEREST-RATE AND FINANCIAL EXPOSURE

The company normally does not have any surplus liquidity other than that in short-term investments. Whenever possible, temporary liquidity surpluses are used to reduce loans.

Changes in interest rates affect primarily the cost of the company's borrowings. In accordance with Sandvik's guidelines, the company's average fixed-interest-rate period for loans – which was approximately twelve months at 31 December 2001 – may vary from three months to three years.

As a basic liquidity reserve, the Group has a USD 650 M (approximately SEK 6,900 M) multi-year line of credit that has been granted by a group of banks and which expires in 2004. It is assessed that, with this line of credit, the company will be able to meet all normal liquidity needs during the year. As of 31 December 2001, the line of credit had not been utilized.

FINANCIAL DERIVATIVES

Various financial derivatives such as futures contracts, options and swaps are used regularly to manage and control financial exposure. These derivatives make it possible for the company to reduce currency and interest-rate risks rapidly and efficiently.

INTERNAL BANKS

For an international group of Sandvik's size, there are substantial advantages in managing financing and financial exposure centrally. Accordingly, Sandvik has for a long time had an own internal bank, Sandvik Finance B.V., in the Netherlands, which is also responsible for the company's international holding company activities.

The internal bank is responsible for supporting subsidiaries with loans, investment opportunities and currency transactions. Sandvik Finance takes over the greater part of all receivables that are created through intra-Group sales. The internal bank also conducts Sandvik's netting system and is responsible for international cash management. Another internal bank, Sandvik Treasury Far East Pte. Ltd., was established in Singapore a few years ago to provide financial support for operations in Asia/Australia. Both internal banks are governed by guidelines formulated by the Group Executive Management. The level of allowable financial exposure is set by the Board of Directors ○

Consolidated income statement

Amounts in SEK M		2001	2000
Invoiced sales	Notes 2, 3	48 900	43 750
Cost of goods sold	Note 5	-33 978	-29 494
Gross profit		14 922	14 256
Selling expenses		-7 231	-6 896
Administrative expenses		-2 057	-1 996
Other operating income		359	395
Other operating expenses		-230	-92
Items affecting comparability	Note 4	340	660
Operating profit	Notes 1, 6, 7, 8	6 103	6 327
Income from securities and loans held as fixed assets	Note 11	3	3
Other interest income and similar income	Note 12	76	58
Interest expense and similar charges	Note 12	-576	-584
Profit after financial items	Note 32	5 606	5 804
Income taxes	Note 14	-1 712	-1 881
Profit after tax		3 894	3 923
Minority interests		-206	-211
Net profit for the year		3 688	3 712
Earnings per share, SEK		14.40	14.30
Earnings per share after dilution, SEK		14.30	14.10

Consolidated balance sheet

Amounts in SEK M		2001	2000
ASSETS			
Fixed assets			
Intangible fixed assets			
Patents and other intangible assets	Note 15	67	71
Goodwill	Note 15	4 744	4 449
		4 811	4 520
Tangible fixed assets			
Land and buildings	Note 15	4 476	4 139
Plant and machinery	Note 15	8 460	7 892
Equipment, tools, fixtures and fittings	Note 15	1 212	1 096
Construction in progress and advance payments for tangible assets	Note 15	1 009	798
		15 157	13 925
Financial fixed assets			
Investments in associated companies	Note 18	359	330
Advances to associated companies		1	2
Other investments held as fixed assets	Note 19	920	41
Deferred tax assets	Note 14	1 018	-
Other long-term receivables		239	338
		2 537	711
Total fixed assets		22 505	19 156
Current assets			
Inventories	Note 20	12 953	11 508
Current receivables			
Trade receivables		9 847	9 090
Due from associated companies		68	97
Prepaid income taxes	Note 14	257	158
Other receivables		1 006	1 290
Prepaid expenses and accrued income		655	512
		11 833	11 147
Liquid assets	Note 21	2 258	2 097
Total current assets		27 044	24 752
TOTAL ASSETS		49 549	43 908
Assets pledged	Note 28	278	362

Amounts in SEK M		2001	2000
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Restricted equity			
Share capital	Note 22	1 552	1 552
Restricted reserves		8 113	7 340
		9 665	8 892
Unrestricted equity			
Unrestricted reserves		10 619	10 415
Net profit for the year		3 688	3 712
		14 307	14 127
Total shareholders' equity	Note 23	23 972	23 019
Minority interests in shareholders' equity		967	931
Provisions			
Provisions for pensions	Note 26	1 764	2 583
Provisions for taxes	Note 14	711	678
Deferred tax liabilities	Note 14	1 870	789
Other provisions	Note 27	1 259	1 219
		5 604	5 269
Interest-bearing liabilities			
Loans from financial institutions		8 342	4 903
Convertible debenture loans	Note 34	1 024	1 024
Other long-term liabilities		1 092	231
	Note 28	10 458	6 158
Noninterest-bearing liabilities			
Advance payments from customers		255	333
Accounts payable		2 733	2 665
Bills payable		212	164
Due to associated companies		43	241
Income tax liabilities	Note 14	618	784
Other liabilities		1 106	994
Accrued expenses and deferred income	Note 30	3 581	3 350
	Note 29	8 548	8 531
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		49 549	43 908
Contingent liabilities	Note 31	822	624

Consolidated cash-flow statement

Amounts in SEK M	2001	2000
Cash flow from operating activities		
Profit after financial income and expenses	5 606	5 804
Reversal of depreciation	2 446	2 336
Adjustment for items that do not require the use of cash	-579	-871
Taxes paid	-1 762	-1 688
Cash flow from operations before changes in working capital	5 711	5 581
Changes in working capital		
Change in inventories	-583	-859
Change in current receivables	248	-651
Change in current operating liabilities	-283	405
Cash flow from operations	5 093	4 476
Cash flow from investment activities		
Acquisitions of companies and shares, net of cash acquired	-1 870	-562
Investments in tangible fixed assets	-2 627	-2 087
Sales of companies and shares, net of cash disposed of	371	-306
Sales of tangible fixed assets	253	264
Cash flow from investment activities	-3 873	-2 691
Cash flow after investment activities	1 220	1 785
Financing activities		
Change in short-term loans	3 267	250
Change in long-term loans	870	-103
Buy-back of company shares	-1 660	-
Payment to pension fund	-1 070	-
Dividends paid	-2 554	-2 266
Cash flow used in financing activities	-1 147	-2 119
Net cash flow for the year	73	-334
Liquid funds at beginning of the year	2 097	2 369
Effects of exchange rate changes on liquid funds	88	62
Liquid funds at end of the year	2 258	2 097

Supplementary information, Note 33

Parent Company income statement

Amounts in SEK M		2001	2000
Invoiced sales	Note 2	12 270	12 084
Cost of goods sold	Note 5	-9 719	-9 193
Gross profit		2 551	2 891
Selling expenses		-229	-384
Administrative expenses		-1 002	-1 016
Other operating income		35	69
Other operating expenses		-15	-171
Items affecting comparability	Note 4	-	290
Operating profit	Notes 1, 6, 7	1 340	1 679
Income from shares in Group companies	Note 9	308	10 430
Income from shares in associated companies	Note 10	129	235
Income from securities and loans held as fixed assets	Note 11	51	30
Other interest income and similar income	Note 12	422	299
Interest expense and similar charges	Note 12	-367	-617
Profit after financial items		1 883	12 056
Appropriations	Note 13	-57	404
Income taxes	Note 14	-317	-630
Net profit for the year		1 509	11 830

Parent Company balance sheet

Amounts in SEK M		2001	2000
ASSETS			
Fixed assets			
Intangible fixed assets			
Patents and other intangible assets	Note 16	-	2
		-	2
Tangible fixed assets			
Land and buildings	Note 16	393	387
Plant and machinery	Note 16	2 632	2 680
Equipment, tools, fixtures and fittings	Note 16	288	258
Construction in progress and advance payments for tangible assets	Note 16	494	339
		3 807	3 664
Financial fixed assets			
Shares in Group companies	Note 17	6 421	6 317
Advances to Group companies		1 187	1 013
Shares in associated companies	Note 18	16	30
Advances to associated companies		1	2
Other investments held as fixed assets		0	-
Deferred tax assets	Note 14	23	-
Other long-term receivables		18	27
		7 666	7 389
Total fixed assets		11 473	11 055
Current assets			
Inventories	Note 20	2 938	2 751
Current receivables			
Trade receivables		578	490
Due from Group companies		7 892	9 434
Due from associated companies		65	151
Prepaid income taxes	Note 14	61	-
Other receivables		209	563
Prepaid expenses and accrued income		144	162
		8 949	10 801
Liquid assets	Note 21	81	377
Total current assets		11 968	13 929
TOTAL ASSETS		23 441	24 984
Assets pledged	Note 28	-	-

Amounts in SEK M		2001	2000
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Restricted equity			
Share capital	Note 22	1 552	1 552
Share premium reserve		20	20
Legal reserve		297	297
		1 869	1 869
Unrestricted equity			
Profit brought forward		8 408	684
Net profit for the year		1 509	11 830
		9 917	12 514
Total shareholders' equity	Note 23	11 786	14 383
Untaxed reserves			
Accelerated depreciation	Note 24	1 751	1 708
Tax allocation reserves	Note 25	1 222	1 213
Other untaxed reserves	Note 25	13	8
		2 986	2 929
Provisions			
Provisions for pensions	Note 26	15	836
Provisions for taxes	Note 14	145	203
Deferred tax liabilities	Note 14	-	1
Other provisions	Note 27	62	59
		222	1 099
Interest-bearing liabilities			
Loans from financial institutions		1 240	640
Loans from Group companies		3 984	2 352
Convertible debenture loan	Note 34	955	955
	Note 28	6 179	3 947
Noninterest-bearing liabilities			
Advance payments from customers		18	10
Accounts payable		600	588
Due to Group companies		401	378
Due to associated companies		13	194
Income tax liabilities	Note 14	-	226
Other liabilities		89	89
Accrued expenses and deferred income	Note 30	1 147	1 141
	Note 29	2 268	2 626
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		23 441	24 984
Contingent liabilities	Note 31	7 537	3 792

Parent Company cash-flow statement

Amounts in SEK M	2001	2000
Cash flow from operating activities		
Profit before tax	1 826	12 460
Reversal of depreciation	433	441
Adjustment for items that do not require the use of cash	-27	-9 470
Taxes paid	-637	-401
Cash flow from operations before changes in working capital	1 595	3 030
Changes in working capital		
Change in inventories	-188	-187
Change in current receivables	1 732	-3 956
Change in current operating liabilities	-132	-52
Cash flow from operations	3 007	-1 165
Cash flow from investment activities		
Acquisitions of companies and shares	-126	-324
Investments in tangible fixed assets	-647	-545
Sales of companies and shares, net of cash disposed of	3	9 765
Sales of tangible fixed assets	74	15
Cash flow from investment activities	-696	8 911
Cash flow after investment activities	2 311	7 746
Cash flow from financing activities		
Change in short-term loans	1 507	- 5 626
Change in long-term loans	726	-105
Buy-back of company shares	-1 660	-
Payments to pension fund	-852	-
Dividends paid	-2 328	-2 070
Cash flow from financing activities	-2 607	-7 801
Net cash flow for the year	-296	-55
Liquid funds at beginning of the year	377	432
Liquid funds at end of the year	81	377

Accounting principles

A number of standards of the Swedish Financial Accounting Standards Council were introduced on 1 January 2001. The adoption of standard RR9 Income taxes was a change in accounting principles and, accordingly, comparative figures for 2000 were restated. Application of other new standards had no significant effect on Sandvik's reporting. In other respects, the same principles were applied in 2001 as in 2000.

In conjunction with implementation of a new accounting plan, certain reclassifications in relation to prior years were made between costs of goods sold and selling/administrative expenses. Corresponding reclassifications were made in prior year information to achieve comparability.

CONSOLIDATION PRINCIPLES

The consolidated accounts cover the Parent Company, all subsidiaries and associated companies. Subsidiaries are defined as companies in which the Parent Company directly or indirectly holds more than half the voting rights, or in other respects has a determining influence. Associated companies are companies connected to the Group's operations and in which the Parent Company has a direct or indirect long-term shareholding of not less than 20% and not more than 50% of the voting rights, from which the Parent Company obtained a significant influence during the year.

The consolidated accounts are prepared in accordance with the principles stated in the Swedish Financial Accounting Standards Council's standard.

All acquisitions of companies are reported in accordance with the purchase method. Goodwill is determined in the local currency. While goodwill is normally amortized on a straight-line basis over 5 to 10 years, amortization periods of up to 20 years may be decided in cases of important strategic acquisitions. Amortization is reported as a selling expense. If goodwill is determined to have been permanently impaired, an extra write-down is made. Internal transactions have been eliminated.

Divested companies are included in the consolidated accounts until the time of the sale. Companies acquired during the current year are consolidated from the time of purchase.

In classifying the shareholders' equity of the Group as unrestricted or restricted, the method proposed in the Swedish Financial Accounting Standards Council's standard is followed, but with net effects of any applicable withholding taxes also taken into account.

FOREIGN CURRENCY

In preparing the consolidated financial statements, the accounts of foreign subsidiaries are translated in accordance with the standard of the Swedish Financial Accounting Standards Council.

Most of the foreign subsidiaries are independent foreign entities and their financial statements are translated in accordance with the current-rate method. Changes in Group equity arising from variations in exchange rates prevailing on the balance sheet date, compared with rates at the preceding year-end, have been taken directly to Group equity. The financial statements of companies operating in highly inflationary economies are initially translated into USD or EUR in accordance with the temporal method. Translation differences that thereby arise affect earnings for the year. At a second stage, the balance sheets and income statements of these companies are translated into SEK using the current-rate method. Information on accumulated translation differences for each foreign operation is registered and pertains to exchange-rate changes as from fiscal year 1999.

Receivables and liabilities in foreign currencies are stated at the applicable rate of exchange on the balance sheet date. In cases where forward exchange contracts have been entered into, however, the forward rate of exchange is used in valuations of underlying receivables or liabilities. Outstanding forward-exchange contracts relating to sales of currencies are not valued if it is highly probable that the currency flow resulting from sales of goods will cover the forward contracts.

SHORT-TERM INVESTMENTS

Short-term investments are valued at the lower of historical cost or market value on the balance sheet date. This principle is applied to the portfolio as a whole, meaning that unrealized losses are offset against unrealized gains. Any remaining loss is deducted from interest income, whereas gains are not recognized.

INVENTORIES

Inventories are valued at the lower of historical cost, in accordance with the first-in/first-out cost formula, and net realizable value, taken as replacement cost in the case of semi-finished goods and raw materials.

DEPRECIATION OF TANGIBLE FIXED ASSETS

Depreciation charged in industrial operations is based on the historical cost of assets and their estimated economic lives. Straight-line depreciation is normally applied over 5–10 years for machinery and equipment, rental assets 3 years, 10–50 years for buildings and 20 years for site improvements. Declining balance depreciation over 3–5 years is applied to computer equipment.

LEASING

In the consolidated accounts, leases are classified as either finance leases or operating leases. In accounting for finance leases, a fixed asset is posted in the balance sheet with an offsetting liability.

Fixed assets are depreciated over the economic lifetime, while leasing payments are reported as interest expense and amortization of debt. For operating leases, no asset and liability items are reported in the balance sheet. The leasing fee is reported in the income statement as a current expense on a straight-line basis over the leasing period. The Group is also engaged in rental of machines under operating lease agreements.

SALES AND PROFIT RECOGNITION

Sales revenues are recognized at the time of delivery and comprise sales price less deductions for value-added tax, discounts and returns. Income from contracts extending more than one year is reported in accordance with the percentage-of-completion method.

Estimated costs of product warranties are charged against operating income at the time of sale.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are charged to income as incurred.

TAXES

The Parent Company and the Group apply the Swedish Financial Accounting Standards Council's standard RR9 Income taxes. Total taxes comprise current taxes and deferred taxes.

Taxes are reported in the income statement except when underlying transactions are recognized directly in shareholders' equity, in which case also the related tax effect is recognized in shareholders' equity. Current tax (previously designated as taxes paid) is tax that shall be paid or received in the current year. This also includes adjustment of current taxes attributable to prior periods. Deferred tax is calculated in accordance with the balance sheet method based on the temporary differences between the reported and the taxable value of assets and liabilities. The amount is calculated based on how it is expected that the temporary differences will be realized and by applying the tax rates and tax rules that are enacted or substantially enacted at the closing date. No deferred tax liability is recognized for consolidated goodwill, nor for temporary differences attributable to participations in subsidiaries and associated companies that are not expected to reverse in the foreseeable future. In Swedish legal entities, untaxed reserves are reported gross including the deferred tax portion. However, in consolidated accounts, the untaxed reserves are reported in their deferred tax and equity portions.

Deferred tax assets in deductible temporary differences and tax-loss carryforwards are reported only to the extent that it is probable that these will result in lower tax payments in the future.

CASH-FLOW STATEMENT

The cash-flow statement is presented in accordance with the standard of the Swedish Financial Accounting Standards Council. Receipts (inflow) and payments (outflow) are divided into categories: operating activities, investment activities and financing activities. The indirect method is used to report flows from operating activities.

Changes during the year in operating assets and operating liabilities are adjusted for the effects of exchange rate differences. Acquisitions and divestments are reported among investment activities. The assets and liabilities held by the divested and acquired companies at the transfer date are not included in the analysis of changes in working capital or net investments.

DEFINITIONS

Earnings per share
Net profit for the year divided by the average number of shares outstanding during the year.

Equity ratio
Shareholders' equity and minority interests in relation to total capital.

Net debt/equity ratio
Interest-bearing current and long-term debts (including pension liability) less liquid assets divided by the total of shareholders' equity and minority interests.

Rate of capital turnover
Invoiced sales divided by average total capital.

Return on shareholders' equity
Consolidated net profit for the year as a percentage of average shareholders' equity during the year.

Return on capital employed
Profit after financial income and expenses, plus interest expenses, as a percentage of average total capital, less noninterest-bearing debts.

Notes to the accounts

NOTES TO THE CONSOLIDATED AND PARENT COMPANY ACCOUNTS

(Amounts in SEK million, unless otherwise stated)

NOTE 1. PERSONNEL INFORMATION AND REMUNERATIONS TO MANAGEMENT AND AUDITORS

1.1 Average number of employees

	GROUP				PARENT COMPANY			
	2001		2000		2001		2000	
	Total	women %	Total	women %	Total	women %	Total	women %
EU (excl. Sweden)	10 448	17	10 294	17	5	60	10	48
Sweden	9 874	20	9 712	20	7 165	19	7 271	18
Rest of Europe	2 030	30	1 938	33	2	100	15	35
Total, Europe	22 352	20	21 944	20	7 172	19	7 296	18
NAFTA region	5 523	20	5 880	20	-	-	-	-
South America	1 384	11	1 263	12	1	100	3	33
Africa/Middle East	1 207	12	1 151	13	1	0	2	25
Asia/Australia	4 329	13	4 068	15	-	-	2	33
Total, Group	34 795	18	34 306	19	7 174	19	7 303	18

1.2 Wages, salaries, other remunerations and social costs

	GROUP		PARENT COMPANY	
	2001	2000	2001	2000
Wages, salaries and other remunerations	10 933	10 023	2 186	2 116
Social costs	3 670	3 158	1 150	1 066
(of which pension costs)	(915)	(761)	(385)	(315)
Employee profit sharing	150	150	134	134
Total	14 753	13 331	3 470	3 316

Of pension costs, SEK 34 M and SEK 10 M relate to the Boards of Directors and the Presidents in the Group and Parent Company, respectively. The outstanding pension commitment to these persons amounted to SEK 98 M at the Group level and SEK 45 M in the Parent Company.

1.3 Wages, salaries and other remunerations by market area

	GROUP		PARENT COMPANY	
	2001	2000	2001	2000
EU (excl. Sweden)	3 854	3 372	-	-
Sweden	2 937	2 815	2 181	2 112
Rest of Europe	246	214	1	0
Total, Europe	7 037	6 401	2 182	2 112
NAFTA region	2 527	2 368	-	-
South America	187	195	-	0
Africa/Middle East	131	186	4	4
Asia/ Australia	1 051	873	-	-
Total, Group	10 933	10 023	2 186	2 116
of which to Boards of Directors and Presidents:				
Salaries and remunerations	319	236	20	19
of which, variable salary	44	34	8	10

1.4 Information on benefits to senior executives in 2001

In accordance with a decision of the Annual General Meeting, total fees to external Board members elected by the Meeting amounted to SEK 2,000,000. Of this amount, the Chairman of the Board, Percy Barnevik, received a fixed fee of SEK 500,000. No other benefits were paid.

Barnevik is leaving his post as Board Chairman at the Annual General Meeting on 7 May 2002. He has been Board Chairman during a highly successful 19 years and therefore has been named Honorary Chairman by the Board. No future remuneration of any kind will be paid.

Chief Executive Officer and President Clas Åke Hedström's remunerations comprising fixed salary, fees, and the value of free residence and company car totaled SEK 4,248,333. Variable salary of SEK 3,658,000 was paid. Clas Åke Hedström is leaving his position in connection with the Annual General Meeting after 37 years of service. He will receive an annual lifelong pension of SEK 4,125,000.

A remuneration agreement has been reached with Lars Pettersson then taking office as President. He will, accordingly, receive an annual fixed salary of SEK 3,500,000, free residence and company car, and a variable salary related to the Company's results. Maximum variable salary is one half of total remunerations. Pettersson is entitled to retire with pension at age 60. The pension is made up by the ITP Plan pension and a supplementary defined-contribution plan under which the Company each year contributes an annual premium of 35% of the fixed salary in excess of 20 Swedish "base amounts". Additionally, a benefit in case the Company terminates the employment has been agreed. The severance pay equals 18 months' fixed salary over and above the six months' notice period.

There are agreements on reciprocal rights to request early retirement at age 62 for a limited number of other senior executives. The pension is made up by the ITP Plan pension and a supplementary defined-contribution plan under which the Company contributes an annual premium of 20–30 % (depending on age) of salaries in excess of 20 base amounts. Additionally, a benefit in case the Company terminates the employment has been agreed. The severance pay equals 12 to 18 months' fixed salary over and above the six-months' notice period.

A stock option plan for senior executives in the Group was established in 2000. The option plan provides the possibility of an annual allocation of personnel options on Sandvik shares with a lifetime of five years and the right to exercise after three years, conditional upon continued employment. The allocation, which is consideration-free, is based on Sandvik's return on capital employed in the preceding year. The program is based on existing shares. Accordingly there is no dilution effect for the current shareholders. In 2000 1.4 million options were allotted with an exercise price of SEK 289. In 2001, 1.6 million options were allotted, with an exercise price of SEK 259. The number of options allotted to the President in those two years were 42,000 and 44,000, respectively.

In 2002, the Board decided to allot 0.8 million options to about 300 senior executives in the Group, 24,000 of which to the newly appointed President and none to the departing President. The exercise price of the options is SEK 259.

1.5 Audit fees

During 2001, Sandvik paid fees to the Group's auditors as follows:

	KPMG	Andersen	Other auditors at Group companies	Total
Auditing				
Parent Company	3.1	0.3	-	3.4
Subsidiaries (excl. Seco Tools)	9.8	18.9	1.0	29.7
Seco Tools	0.9	-	3.5	4.4
Group	13.8	19.2	4.5	37.5
Other services				
Parent Company	4.9	0.5	-	5.4
Subsidiaries (excl. Seco Tools)	2.4	10.9	0.3	13.6
Seco Tools	0.0	-	0.3	0.3
Group	7.3	11.4	0.6	19.3

Other services in all essentials were rendered in audit-related areas, such as accounting and tax, and assistance in connection with examinations of newly acquired companies.

NOTE 2. INVOICED SALES BY BUSINESS AREA

	2001	2000	Change %	Change *
Sandvik Tooling	16 561	15 507	7	0
Sandvik Mining and Construction	13 501	10 184	33	18
Sandvik Specialty Steels	14 528	14 209	2	-6
Seco Tools	4 259	3 785	13	3
Group activities	51	65	/	/
Group total	48 900	43 750	12	3

* Change compared with preceding year, excluding currency effects and company acquisitions.

Parent Company sales and purchases

Sales to Group companies from the Parent Company amounted to SEK 9,067 M (8,499), or 74% (70) of total sales. The share of exports was 83% (83). Parent Company purchases from Group companies amounted to SEK 849 M (987), or 13% (15) of total purchases.

NOTE 3. INVOICED SALES BY MARKET AREA

	2001	Share %	2000	Change %	Change *
EU (excl. Sweden)	17 399	35	15 559	12	2
Sweden	2 299	5	2 375	-3	-3
Rest of Europe	3 566	7	2 623	36	27
Total, Europe	23 264	47	20 557	13	4
NAFTA region	11 543	24	11 273	2	-8
South America	2 013	4	1 888	7	-6
Africa/Middle East	2 511	5	1 921	31	28
Asia/Australia	9 569	20	8 111	18	10
Group total	48 900	100	43 750	12	3

* Change compared with preceding year, excluding currency effects and company acquisitions.

NOTE 4. ITEMS AFFECTING COMPARABILITY

	GROUP 2001	GROUP 2000	PARENT COMPANY 2001	PARENT COMPANY 2000
Capital gains from sales of shares and companies	340	300	-	-
SPP pension plan surplus	-	530	-	457
Costs of early retirement pensions with utilization of SPP funds	-	-170	-	-167
Total	340	660	-	290

NOTE 5. RESEARCH, DEVELOPMENT AND QUALITY ASSURANCE

	GROUP		PARENT COMPANY	
	2001	2000	2001	2000
Costs for				
research and development	1 319	1 158	686	617
quality assurance	468	457	193	209
Total	1 787	1 615	879	826

All research, development and quality assurance costs are expensed as incurred. The costs are reported with Cost of goods sold.

NOTE 6. DEPRECIATION/AMORTIZATION OF TANGIBLE AND INTANGIBLE FIXED ASSETS

	GROUP		PARENT COMPANY	
	2001	2000	2001	2000
Depreciation/amortization				
Goodwill	-400	-424	-	-
Other intangible assets	-22	-22	-2	-2
Buildings and land	-215	-199	-19	-18
Plant and machinery	-1 446	-1 333	-350	-343
Equipment, tools, fixtures and fittings	-364	-358	-62	-78
Total	-2 447	-2 336	-433	-441

NOTE 7. FEES FOR FINANCE AND OPERATING LEASES

The Group leases plant and machinery under finance lease agreements. At 31 December 2001, the net carrying amount of leased plant and machinery was SEK 63 M.

Leasing costs for premises, machinery and large computer and office equipment under operating leases are reported with operating expenses and amounted to SEK 231 M for the Group and SEK 88 M for the Parent Company (contingent fees and revenues from subleasing were not significant).

Future minimum leasing fees in respect of non-cancellable leasing contracts fall due as follows:

	GROUP		PARENT COMPANY
	Finance leases Nominal (present value)	Operating leases	Operating leases
2002	13 (13)	294	98
2003–2006	32 (31)	457	194
2007 and later	15 (15)	219	185
Total	60 (58)	969	477

The net carrying value of machinery leased out under operating leases was SEK 129 M at 31 December 2001. The depreciation charge during the year was SEK 141 M. Contractual future minimum leasing fees for non-cancellable leasing contracts amount to SEK 69 M. Contingent fees are not significant.

NOTE 8. OPERATING PROFIT BY BUSINESS AREA

	2001	% of sales	2000	% of sales
Sandvik Tooling	2 964 1)	18	3 135	20
Sandvik Mining and Construction	1 348	10	1 073	11
Sandvik Specialty Steels	1 281	9	980	7
Seco Tools	787	18	740	20
Group activities	-277	/	399 2)	/
Operating profit	6 103	12	6 327	14

1) Including items affecting comparability amounting to SEK 340 M.
2) Including items affecting comparability amounting to SEK 660 M.

NOTE 9. PARENT COMPANY INCOME FROM SHARE IN GROUP COMPANIES

	2001	2000
Dividends	338	1 235
Gains(loss) from sale of shares and participations	-17	9 444
Write-downs	-13	-249
Total	308	10 430

NOTE 10. PARENT COMPANY INCOME FROM SHARES IN ASSOCIATED COMPANIES

	2001	2000
Dividends	146	235
Loss on sales of participations	-17	-
Total	129	235

NOTE 11. INCOME FROM INVESTMENTS HELD AS FIXED ASSETS

	GROUP		PARENT COMPANY	
	2001	2000	2001	2000
Interest income, Group companies	-	-	51	30
Other interest income	-	-	0	0
Dividends	2	1	0	0
Exchange rate differences	2	2	-	-
Gain on sale of shares	-	-	0	0
Other income	-1	-	-	-
Total	3	3	51	30

NOTE 12. OTHER INTEREST INCOME AND EXPENSE

	GROUP		PARENT COMPANY	
	2001	2000	2001	2000
Interest income, Group companies	-	-	412	267
Other interest income	66	134	10	32
Exchange rate differences	10	-76	-	-
Total interest income	76	58	422	299
Interest expense, Group companies	-	-	-248	-502
Other interest expense	-516	-529	-114	-104
Exchange rate differences	-6	-7	-	-
Bank charges	-54	-51	-5	-11
Other expenses	-	3	-	-
Total interest expense	-576	-584	-367	-617

NOTE 13. APPROPRIATIONS

	PARENT COMPANY	
	2001	2000
Accelerated depreciation	-43	-133
Change in tax allocation reserve	-9	453
Reversal of tax equalization reserve	-	53
Change in other untaxed reserves	-5	31
Total	-57	404

NOTE 14. TAXES

Income tax expense	GROUP 2001	GROUP 2000	PARENT COMPANY 2001	PARENT COMPANY 2000
Current taxes	-1 555	-1 662	-412	-559
Adjustment of taxes attributable to prior years	103	-71	71	-71
Total current tax expense	-1 452	-1 733	-341	-630
Deferred tax expense	-241	-137	24	0
Taxes on participations in associated companies	-19	-11	0	0
Total reported tax expense	**-1 712**	**-1 881**	**-317**	**-630**

Tax expense for the year amounted to SEK 1,712 M (1,881), or 30.5% (32.4) of profit after financial items.

Reconciliation of tax expense

The Group's weighted average tax rate, based on the tax rates in each country, is 30.7%. The tax rate in Sweden is 28.0%.

The weighted average tax rate in the foreign subsidiaries is 33.2%.

Reconciliation between the Group's weighted average tax, based on the tax rate in each country, and the Group's tax expense:

	GROUP SEK M	GROUP %
Profit after financial items	5 606	
Expected tax expense based on the Group's weighted average tax rate	-1 721	-30.7
Tax effects of:		
Goodwill amortization	-114	-2.0
Nondeductible expenses	-104	-1.9
Tax-exempt income	153	2.7
Overprovided in prior years	103	1.8
Effects of loss carryforwards, net	-34	-0.6
Other	5	0.1
Total reported tax expense	**-1 712**	**-30.5**

Out of the tax effect of tax-exempt income of SEK 153 M (2.7%), SEK 114 M (2.0%) pertains to nonrecurring items.

The Parent Company's effective tax rate of 17.4% is less than the nominal tax rate in Sweden, which is mainly an effect of tax-exempt dividend income from subsidiaries and associated companies.

Deferred tax assets and liabilities

The deferred tax assets and liabilities reported in the balance sheet are attributable to the following assets and liabilities, with liabilities shown with a minus sign.

Group 2001	Deferred tax assets	Deferred tax liabilities	Net
Intangible fixed assets	11	-3	8
Tangible fixed assets	57	-1 612	-1 555
Financial fixed assets	36	-2	34
Inventories	519	-13	506
Receivables	82	-28	54
Provisions	621	0	621
Interest-bearing liabilities	4	0	4
Noninterest-bearing liabilities	139	-22	117
Other	12	-679	-667
Loss carryforwards	26	0	26
Total	1 507	-2 359	-852
Offsetting within companies	-489	489	0
Total deferred tax assets and liabilities	**1 018**	**-1 870**	**-852**

Provisions within the "Other" item pertain primarily to Swedish tax allocation reserves and similar untaxed reserves unrelated to specific assets or liabilities. The Group has additional tax-loss carryforwards of about SEK 1,500 M. Related deferred tax assets were not recognized since it is not deemed probable that it would be possible to utilize these deductions.

A reconciliation of the opening and closing balances of deferred taxes is presented below.

Deferred tax liabilities, net, 1 Jan. 2001	-789
Acquisition of companies	-18
Reported in the income statement	-241
Translation differences and other items reported in Shareholders' equity	196
Deferred tax liabilities, net, 31 Dec. 2001	-852

In addition to deferred tax assets and liabilities, Sandvik has the following liabilities and receivables pertaining to taxes:

	GROUP 2001	GROUP 2000	PARENT COMPANY 2001	PARENT COMPANY 2000
Other provisions	-711	-678	-145	-203
Income tax liabilities	-618	-784	-	-226
Prepaid income taxes	257	158	61	-
Net tax liabilities/ prepaid income taxes	-361	-626	61	-226

NOTE 15. CONSOLIDATED INTANGIBLE AND TANGIBLE ASSETS

	Patents and similar rights	Goodwill	Buildings and land	Machinery	Equipment and tools	Construction in progress	Total
Cost							
At beginning of the year	211	6 123	6 658	19 175	3 438	798	36 403
Additions	13	32	197	945	314	1 126	2 627
Acquisitions of subsidiaries	4	303	49	301	110	16	783
Divestments and disposals	-22	-18	-191	-1 072	-327	-10	-1 640
Reclassifications	5	5	136	672	105	-986	-63
Advances paid during the year	-	-	-	-	-	28	28
Translation differences during the year	13	386	411	982	170	37	1 999
	224	6 831	7 260	21 003	3 810	1 009	40 137
Accumulated amortization/depreciation							
At beginning of the year	140	1 674	2 824	11 291	2 342		18 271
Acquisitions of subsidiaries	-	-	7	148	64		219
Divestments and disposals	-17	-18	-115	-903	-282		-1 335
Reclassifications	3	-	1	-3	-6		-5
Amortization/depreciation for the year	22	400	215	1 446	364		2 447
Translation differences during the year	9	31	161	574	116		891
	157	2 087	3 093	12 553	2 598		20 488
Accumulated revaluations							
At beginning of the year			305	8			313
Divestments and disposals			-	-2			-2
Depreciation for the year			-	-3			-3
Revaluations during the year			-	6			6
Translation differences during the year			4	1			5
			309	10			319
Residual value at end of the year	67	4 744	4 476	8 460	1 212	1 009	19 968
Rateable values, buildings (in Sweden)			945				
Rateable values, land (in Sweden)			154				

NOTE 16. PARENT COMPANY INTANGIBLE AND TANGIBLE ASSETS

	Patents and similar rights	Buildings and land	Machinery	Equipment and tools	Construction in progress	Total
Cost						
At beginning of the year	21	606	6 192	805	339	7 963
Additions	-	2	2	20	623	647
Divestments and disposals	-	-24	-227	-31	-	-282
Reclassifications	-10	37	356	73	-468	-12
	11	621	6 323	867	494	8 316
Accumulated amortization/depreciation						
At beginning of the year	19	259	3 512	547	-	4 337
Divestments and disposals	-	-5	-175	-29	-	-209
Reclassifications	-10	-3	4	-1	-	-10
Amortization/depreciation for the year	2	19	350	62	-	433
	11	270	3 691	579	-	4 551
Accumulated revaluations						
At beginning of the year	-	40	-	-	-	40
Reclassifications	-	2	-	-	-	2
	-	42	-	-	-	42
Residual value at end of the year	-	393	2 632	288	494	3 807
Rateable values, buildings		195				
Rateable values, land		37				

NOTE 17. SHARES IN GROUP COMPANIES

Sandvik AB's holdings of shares and participations in subsidiaries

Direct shareholdings

According to Balance Sheet of 31 December 2001, company, location		Corp. reg. no.	No. of shares	Holding, % [2]	Book value SEK '000
SWEDEN	Dormer Tools AB, Halmstad	556240-8210	80 000	100	25 145
	Edmeston AB, Göteborg	556238-7554	40 000	100	3 000
	Fragoso AB, Sandviken	556337-3710	1 000	100	160 850
	Gusab Holding AB, Sandviken	556001-9290	1 831 319	100	53 474
	Gusab Stainless AB, Mjölby	556012-1138	200 000	100	34 019
	AB Sandvik Antenn, Sandviken[1]	556350-7895	1 000	100	100
	AB Sandvik Automation	556052-4315	1 000	100	50
	AB Sandvik Bruket	556028-5784	13 500	100	1 698
	AB Sandvik Calamo, Molkom	556190-2569	50 000	100	5 000
	AB Sandvik Coromant, Sandviken[1]	556234-6865	1 000	100	50
	Sandvik Coromant Norden AB, Stockholm[1]	556350-7846	1 000	100	100
	Sandvik Export Assistance AB	556061-3746	80 000	100	0
	AB Sandvik Falken, Sandviken	556330-7791	1 000	100	120
	Sandvik Försäkrings AB	516401-6742	15 000	100	15 000
	AB Sandvik Hard Materials, Stockholm[1]	556234-6857	1 000	100	50
	Sandvik Hard Materials Norden AB, Stockholm[1]	556069-1619	1 000	100	50
	AB Sandvik Information Systems, Sandviken[1]	556235-3838	1 000	100	50
	AB Sandvik International, Sandviken[1]	556147-2977	1 000	100	50
	AB Sandvik Process Systems, Sandviken[1]	556312-2992	1 000	100	100
	Sandvik Raise Boring AB, Köping[1]	556191-8920	1 000	100	100
	AB Sandvik Service, Sandviken[1]	556234-8010	1 000	100	50
	AB Sandvik Skogsfastigheter, Sandviken	556579-5464	1 000	100	100
	Sandvik Smith AB, Köping	556590-8075	50 500	50	50 025
	AB Sandvik Steel, Sandviken[1]	556234-6832	1 000	100	50
	Sandvik Stål Försäljnings AB, Stockholm[1]	556251-5386	1 000	100	50
	Sandvik Tamrock AB, Sandviken[1]	556288-9443	1 000	100	50
	AB Sandvik Tamrock Tools, Sandviken[1]	556234-7343	1 000	100	50
	AB Sandvik Tranan, Sandviken	556330-7817	1 000	100	100
	AB Sandvik Vallhoven, Sandviken	556272-9680	6 840	100	1 800
	AB Sandvik Västberga Service, Stockholm[1]	556356-6933	1 000	100	100
	Sandvik Örebro AB, Sandviken	556232-7949	10 000	100	306
	AB Sandvik Örnen, Sandviken	556330-7783	1 000	100	120
BRAZIL	Dormer Tools S.A.		2 137 623 140	100	200 000
	Sandvik do Brasil S.A.		1 894 797 190	100	46 072
BULGARIA	Sandvik Bulgaria EOOD		-	100	0
CHINA	Sandvik China Ltd.		-	100	163 833
	Sandvik International Trading (Shanghai) Co. Ltd.		-	100	17 466
	Sandvik Process Systems (Shanghai) Ltd.		-	100	1 633
CZECH REPUBLIC	Sandvik CZ s.r.o.		-	100	0
GERMANY	Sandvik GmbH		-	1 [3]	1 486
	Sandvik Holding GmbH		-	1 [3]	367
GREECE	Sandvik A.E. Tools and Materials		5 529	100	1 567
HUNGARY	Sandvik KFT		-	100	3 258
INDIA	Sandvik Asia Ltd.		1 644 026	83 [4]	189 447
	Sandvik Steel Asia Pvt. Ltd.		90 887 700	100	58 844
ITALY	Sandvik Sorting Systems S.p.A.		28 571	10 [3]	13 907
JAPAN	Sandvik K.K.		2 600 000	100	180 000
KENYA	Sandvik Kenya Ltd.		35 000	96	0
KOREA	Sandvik Korea Ltd.		752 730	100	46 856
MEXICO	Sandvik Méxicana S.A. de C.V.		406 642 873	90 [3]	71 000
MOROCCO	Sandvik Maroc SARL		1 000	94	1 825
NETHERLANDS	Sandvik Benelux B.V.		20 000	100	27 496
	Sandvik Finance B.V.		18 786	100	4 896 433
PERU	Sandvik del Perú S.A.		6 420 309	100	25 901
POLAND	Sandvik Baildonit S.A.		148 100	100	93 140
	Sandvik Polska Sp.z o.o.		3 211	100	57
SLOVAKIA	Sandvik Slovakia s.r.o.		-	100	2 897
SPAIN	Minas y Metalurgia Española S.A.		59 999	50 [3]	3 700
TURKEY	Sandvik Endüstriyel Mamüller Sanayi ve Ticaret A.S.		125 154 588	100	3 200
ZIMBABWE	Sandvik (Private) Ltd.		233 677	100	3 269
Other companies and dormant companies, wholly owned					15 683
					6 421 144

1) Subsidiaries conducting business on behalf of the Parent Company.
2) Refers to voting rights, which is also in agreement with share of capital.
3) Remaining shares are held by other Group companies.
4) Shares up to an ownership interest of 89% are held by other companies in the Group.

Sandvik AB's holdings of shares and participations in subsidiaries

Indirect holdings in significant operating Group companies

		Group holding, % [1]
SWEDEN	Kanthal AB	100
	Kanthal Machinery AB	100
	KOPO AB	90
	Roxon AB	100
	Sandvik SRP AB	100
	Sandvik SRP (Arbrå) AB	100
	Seco Tools AB	61 [2]
ARGENTINA	Sandvik Argentina S.A.	100
AUSTRALIA	Beltreco Ltd.	100
	Prok Group Ltd.	100
	Sandvik Australia Pty. Ltd.	100
	Sandvik Hard Materials Pty. Ltd.	100
	Sandvik Materials Handling Pty. Ltd.	100
	Sandvik Tamrock Pty. Ltd.	100
	VA Eimco Australia Pty. Ltd.	100
AUSTRIA	Günther & Co. Ges.m.b.H.	100
	Sandvik BPI Bohrtechnik GmbH & Co. KG	100
	Sandvik in Austria Ges.m.b.H.	100
	Tamrock Voest-Alpine Bergtechnik Ges.m.b.H.	100
	Voest-Alpine Materials Handling GmbH & Co. KG	100
BOLIVIA	Tamrock Bolivia S.R.L.	100
BRAZIL	Kanthal Brasil Ltda.	100
	Sandvik Hurth-Infer S.A.	80
CANADA	Dormer Tools Inc.	100
	Prok Int. Canada Inc.	100
	Sandvik Canada Inc.	100
	Sandvik Tamrock Canada Ltd.	100
	Tamrock Loaders Inc. Canada	100
CHILE	Sandvik Chile S.A.	100
	Sandvik Bafco Servicios S.A.	100
CHINA	Qingdao Sandvik Die Cutting Systems Co. Ltd.	100
	Tamrock Louyang Machinery Co. Ltd.	60
CZECH REPUBLIC	Sandvik Chomutov Precision Tubes s.r.o.	100
DENMARK	Sandvik A/S	100
FINLAND	Roxon Oy	100
	Sandvik Tamrock Oy	100
	Suomen Sandvik Oy	100
FRANCE	Cermep S.A.	51
	Dormer Tools S.A.	100
	Gunther S.A.	100
	Gunther Tools S.A.	100
	Kanthal S.A.	100
	Prototyp S.A.	100
	Safety S.A.	100
	Sandvik Aciers S.N.C.	100
	Sandvik CFBK S.A.S.	100
	Sandvik Coromant S.N.C.	100
	Sandvik Hard Materials S.A.	100
	Sandvik Précitube S.A.	100
	Sandvik Process Systems S.A.	100
	Sandvik S.A.	100
	Sandvik Tamrock S.A.S.	100
	Sandvik Tamrock Secoma S.A.S.	100
	Sandvik Tobler S.A.	100
GERMANY	Alpine Westfalia GmbH	100
	Dormer Tools GmbH	100
	Edmeston GmbH	100
	Gurtec GmbH	100

		Group holding, % [1]
	Günther & Co. GmbH	100
	Hindrichs-Auffermann Metallverarbeitungs GmbH	100
	Kanthal GmbH	99
	Prototyp-Werke GmbH	100
	Sandvik GmbH	100
	Sandvik Kosta GmbH	100
	Sandvik P&P GmbH	100
	Sandvik Process Systems GmbH	100
	Sandvik Tamrock GmbH	100
GHANA	Sandvik Tamrock Ghana Ltd.	100
HONG KONG	Kanthal Electroheat Hk Ltd.	100
	Sandvik Hongkong Ltd.	100
	Sandvik Tamrock (Far East) Ltd.	100
INDIA	Kanthal India Ltd.	74
INDONESIA	PT Sandvik Indonesia	80
	PT Sandvik SMC	100
IRELAND	Sandvik Ireland Ltd.	100
ITALY	Dormer Italia S.p.A.	100
	Impero S.p.A.	100
	Prototyp SRL	100
	Sandvik Italia S.p.A.	100
	Sandvik Process Systems S.p.A.	100
	Società Italiana Kanthal S.p.A.	100
JAPAN	Kanthal K.K.	100
	Sandvik Sorting Systems K.K.	100
	Sandvik Tamrock Japan Co. Ltd.	100
KAZAKHSTAN	Tamservice Ltd.	100
KOREA	Suh Jun Trading Co.	70
MALAYSIA	Sandvik Malaysia Sdn. Bhd.	100
MEXICO	Sandvik de México S.A. de C.V.	100
	Tamrock de México S.A. de C.V.	100
NETHERLANDS	Dormer Tools B.V.	100
	Sandvik Process Systems B.V.	100
NEW ZEALAND	Sandvik New Zealand Ltd.	100
NORWAY	Sandvik Norge A/S	100
	Sandvik Tamrock Norge A/S	100
PHILIPPINES	Sandvik Philippines Inc.	100
	Sandvik Tamrock Philippines Inc.	100
POLAND	Voest-Alpine Technika Tunelowa i Górnicza Sp. z o.o.	100
ROMANIA	Sandvik SRL	100
RUSSIA	Sandvik-MKTC OAO	98
SINGAPORE	Kanthal Electroheat Pte. Ltd.	100
	Sandvik South East Asia Pte. Ltd.	100
	Sandvik Treasury (Far East) Pte. Ltd.	100
SLOVENIA	Sandvik d.o.o.	100
SOUTH AFRICA	Kanthal Southern Africa Pty. Ltd.	100
	Sandvik (Pty) Ltd.	100
	Sandvik Tamrock South Africa (Pty) Ltd.	100
	Voest Alpine Mining & Tunneling Pty. Ltd.	100
SPAIN	Safety Iberica Metal Duro S.A.	100
	Sandvik Española S.A.	100
SWITZERLAND	Sandvik Handel (Schweiz) AG	100
	Sandvik Holding (Schweiz) AG	100
	Sansafe AG	100
	Santrade Ltd.	100
TAIWAN	Sandvik Hard Materials Taiwan Pty. Ltd.	100
	Sandvik Taiwan Ltd.	100
TANZANIA	Sandvik Tamrock Tanzania Ltd.	100
THAILAND	Sandvik Thailand Ltd.	100

1) Unless otherwise indicated, ownership percentage pertains to capital, which also corresponds to percentage of voting rights for the total number of shares.
2) Share of voting rights, 90%.

		Group holding, % [1]
UK	Dormer Tools Ltd.	100
	Dormer Tools (Sheffield) Ltd.	100
	Eimco Great Britain Ltd.	100
	Kanthal Ltd.	100
	Osprey Metals Ltd.	100
	Prototyp UK Ltd.	100
	Resist Alloy Intern. Ltd.	100
	RGB Stainless Ltd.	100
	Safety Cutting Tools UK Ltd.	100
	Sandvik Ltd.	100
	Sandvik Process Systems Ltd.	100
	Sandvik Steel Ltd.	100
	Titex Tools Ltd.	100
UKRAINE	Sandvik Ukraine	100
US	Dormer Tools Inc.	100
	Driltech Mission LLC	100
	Eimco LLC	100
	The Kanthal Corporation	100
	MRL Industries Inc.	100
	Pennsylvania Extruded Tube Co.	70
	Precision Twist Drill Co.	100
	Sandvik Inc.	100
	Sandvik MGT LLC	100
	Sandvik Process Systems Inc.	100
	Sandvik Sorting Systems Inc.	100
	Sandvik Special Metals Corp.	100
	Sandvik Tamrock LLC	100
	Titex Tools Inc.	100
ZAMBIA	Sandvik Tamrock Zambia Ltd.	60

1) Unless otherwise indicated, ownership percentage pertains to capital, which also corresponds to percentage of voting rights for the total number of shares.

Note 17 (cont.). Shares in Group companies

PARENT COMPANY	2001	2000
Cost		
At beginning of the year	6 605	6 604
Purchases	54	15
Capital contributions	13	214
New issues	72	82
Divestments	-22	-310
	6 722	6 605
Accumulated writedowns		
At beginning of the year	-288	-39
Writedowns during the year	-13	-249
	-301	-288
Book value at end of the year	6 421	6 317

NOTE 18. PARTICIPATIONS IN ASSOCIATED COMPANIES

	GROUP	
	2001	2000
Accumulated share of equity		
At beginning of the year	330	311
Reclassifications	1	-
Divestments	-	-
Share of profits after net financial items of associated companies	62	54
Share of taxes of associated companies	-19	-11
Less dividends received	-24	-32
Translation differences	9	8
Share of equity at end of the year	359	330

Specification of Parent Company's and Group's holdings of shares and participations in associated companies

According to the Balance Sheet at 31 December 2001; company, location		Corp. reg. number	Number of shares	Holding % [1]	Group share of equity SEK M	Book value SEK 000s
Owned directly by Sandvik AB						
SWEDEN	Balzers Sandvik Coating AB, Stockholm	556098-1333	56 840	49	9.8	3 819
	Fasttrack Sweden Uthyrnings AB, Stockholm	556530-1180	940	48.5 [2]	0.1	94
	G-Drill AB, Stockholm	556331-8566	5 000	25	2.4	4 000
FRANCE	Eurotungstène Poudre S.A.		112 353	49	107.5	7 737
					119.8	15 650
Owned indirectly by Sandvik AB						
SWEDEN	Avesta Sandvik Tube AB, Fagersta	556057-8592	150 000	25	77.8	
	Fagersta Stainless AB, Fagersta	556051-6881	400 000	50	139.2	
	G-Drill AB, Stockholm	556331-8566	3 000	15	1.0	
	Owned by Seco Tools				6.5	
FINLAND	Caterpillar Impact Products Ltd.		400	40	14.7	
					239.2	
Total					359.0	

1) Pertains to share of votes, which also corresponds to share of capital unless otherwise stated.
2) Share of capital 90.4%.

NOTE 19. OTHER INVESTMENTS HELD AS FIXED ASSETS

	2001	2000
Indirectly owned		
Other shares and participations, Sweden	19	4
Other shares and participations, foreign	901	37
Total	920	41

Other foreign shares and participations pertain mainly to the shareholding in Walter AG acquired at the end of December 2001.

NOTE 20. INVENTORIES

	GROUP		PARENT COMPANY	
	2001	2000	2001	2000
Raw materials and consumables	3 164	2 591	847	707
Work in progress	2 834	2 676	1 036	996
Finished goods	6 955	6 241	1 055	1 048
Total	12 953	11 508	2 938	2 751

NOTE 21. LIQUID ASSETS AND SHORT-TERM INVESTMENTS

	GROUP		PARENT COMPANY	
	2001	2000	2001	2000
Cash and bank balances	2 038	1 700	38	117
Short-term investments	220	397	43	260
Total	2 258	2 097	81	377

NOTE 22. SHARE CAPITAL

	2001	2000
Total number of shares at SEK 6 par value	258 697 100	258 696 000

It was decided at the Annual General Meeting held in May 2000 to switch from the earlier A and B shares to a single share class. All shares have one vote and carry equal rights to participate in the profits and net assets of the Company. With regard to convertibles, refer to separate note.

The Sandvik share is listed on the Stockholm Exchange. Shares can also be traded in the US in the form of American Depositary Receipts (ADR).

NOTE 23. CHANGES IN SHAREHOLDERS' EQUITY

GROUP

	Share capital	Restricted reserves	Unrestricted reserves	Consolidated net profit	Total
Reported at the end of 2000	1 552	6 824	10 415	3 681	22 472
Restatement due to changed accounting principles for reporting of income taxes	-	-	516	31	547
Reported at the end of 2000 in accordance with new accounting principles	1 552	6 824	10 931	3 712	23 019
Translation differences due to changed currency rates 2001	-	-	1 171	-	1 171
Appropriation of prior year net profit	-	-	3 712	-3 712	0
Dividend paid	-	-	-2 328	-	-2 328
Own shares acquired	-	-	-1 660	-	-1 660
Unappropriated earnings of associated companies	-	29	-29	-	0
Other movements between unrestricted and restricted shareholders' equity	-	1 260	-1 260	-	0
Translation differences for the year	-	-	82	-	82
Net profit for the year	-	-	-	3 688	3 688
Reported at the end of 2001	1 552	8 113	10 619	3 688	23 972

Restricted reserves include profits retained in associated companies amounting to SEK 265 M.
Appropriations to restricted reserves, as proposed by subsidiary boards, reduce unrestricted Group equity by SEK 18 M.

PARENT COMPANY

	Share capital	Share premium reserve	Legal reserve	Retained earnings	Net profit	Total
Reported at the end of 2000	1 552	20	297	685	11 830	14 384
Restatement due to changed accounting principles for reporting of income taxes	-	-	-	-1	-	-1
Reported at the end of 2000 in accordance with new accounting principles	1 552	20	297	684	11 830	14 383
Appropriation of prior year net profit	-	-	-	11 830	-11 830	0
Dividend paid	-	-	-	-2 328	-	-2 328
Own shares acquired	-	-	-	-1 660	-	-1 660
Group contributions, gross	-	-	-	-163	-	-163
Group contributions, tax effects	-	-	-	45	-	45
Net profit for the year	-	-	-	-	1 509	1 509
Reported at the end of 2001	1 552	20	297	8 408	1 509	11 786

NOTE 24. PARENT COMPANY'S ACCELERATED DEPRECIATION

	Land and buildings	Plant and machinery	Equipment, tools, fittings and fixtures	Patents and similar rights	Total
Reported at the end of 2000	10	1 496	200	2	1 708
Current year's accelerated depreciation	0	75	-30	-2	43
Reported at the end of 2001	10	1 571	170	-	1 751

NOTE 25. PARENT COMPANY'S OTHER UNTAXED RESERVES

	Tax allocation reserves	Other untaxed reserves	Total
Reported at the end of 2000	1 213	8	1 221
Change during the year	9	5	14
Reported at the end of 2001	1 222	13	1 235

NOTE 26. PROVISION FOR PENSIONS

	GROUP		PARENT COMPANY	
	2001	2000	2001	2000
Swedish PRI pension plan	6	992	0	787
Other pensions	1 758	1 591	15	49
Total	1 764	2 583	15	836

As from August 2001, the Parent Company's PRI pension commitments are secured by plan assets in Sandvik's own pension foundation, the Sandvik Pension Fund in Sweden. Assets in this foundation amounted at year-end to SEK 1,103 M, which was SEK 7 M over and above the capital value of the corresponding pension commitments.

NOTE 27. OTHER PROVISIONS

	GROUP		PARENT COMPANY	
	2001	2000	2001	2000
Restructuring provisions	535	628	-	-
Warranty provisions	251	167	27	25
Personnel-related provisions	55	43	-	-
Other provisions	418	381	35	34
Total	1 259	1 219	62	59

NOTE 28. INTEREST-BEARING LIABILITIES

Maturity after closing date

	GROUP				PARENT COMPANY			
	Within one year	2-5 yrs	After five years	Total	Within one year	2-5 yrs	After five years	Total
Bond loans	-	96	721	817	-	-	551	551
Liabilities to financial institutions	7 209	957	176	8 342	-	395	163	558
Liabilities to Group companies	-	-	-	-	3 105	880	-	3 985
Convertible debenture loan	-	1 024	-	1 024	-	955	-	955
Other liabilities	97	114	64	275	130	-	-	130
Total	7 306	2 191	961	10 458	3 235	2 230	714	6 179

In addition, at year-end there were credit facilities amounting to SEK 10,375 M. An amount of SEK 4,676 M of the available commercial paper program of SEK 5,351 M was utilized at year-end.

Assets pledged for liabilities to financial institutions

	GROUP		PARENT COMPANY	
	2001	2000	2001	2000
Real-estate mortgages	171	152	-	-
Chattel mortgages	107	210	-	-
Total	278	362	-	-

NOTE 29. NONINTEREST-BEARING LIABILITIES

Maturity as at closing date

	GROUP	PARENT COMPANY
Within one year	8 324	2 259
Within 2-5 years	207	9
After 5 years	17	-
Total	8 548	2 268

NOTE 30. ACCRUED EXPENSES AND DEFERRED INCOME

	GROUP		PARENT COMPANY	
	2001	2000	2001	2000
Personnel-related	2 086	1 979	944	1 016
Other	1 495	1 371	203	125
Total	3 581	3 350	1 147	1 141

NOTE 31. CONTINGENT LIABILITIES

	GROUP		PARENT COMPANY	
	2001	2000	2001	2000
Bills discounted	88	102	-	-
Pension commitments not reported under provisions for pensions	51	39	-	-
Other surety undertakings and contingent liabilities	683	483	7 537	3 792
Total	822	624	7 537	3 792
of which, for subsidiaries			7 410	3 683

NOTE 32. EXCHANGE-RATE DIFFERENCES AND TRANSACTION-FLOW HEDGES

	GROUP	
	2001	2000
Exchange rate differences in earnings		
Reported under operating profit	-5	35
Reported under financial items	6	-83
Total	1	-48

Translation differences reported in shareholders' equity

Accumulated translation differences for each foreign operation were not registered prior to 1999, nor was it considered practicable to produce them retroactively. Accordingly, accumulated translation differences pertain to currency movements from and including the 1999 fiscal year.

Translation differences reported in shareholders' equity	1 684	431

Transaction-flow hedges

Through buying and selling currencies forward, the Group to an extent hedges the value of future payments in foreign currencies. At the end of 2001, these hedging contracts covered the net flow for a period of 8 months, about 40% of which pertained to contracted transactions and 60% to forecast transactions.

At the end of 2001, the hedging contracts' coverage period in relation to the expected transaction flow for the most significant currencies was as follows:

	No. of months' flow hedged
AUD	5
CAD	5
EUR	5
JPY	7
USD	9

Unrealized exchange gains, not included in reported profits in 2001, amounted to SEK 61 M.

NOTE 33. SUPPLEMENTARY INFORMATION TO THE GROUP'S CASH-FLOW STATEMENT

	GROUP
Adjustment for items not included in cash flow, etc.	
Capital gains/losses	-411
Other	-168
	-579
Interest payments	
Interest payments included in cash flow from operating activities	
Interest income	72
Interest expense	-513
Acquisition and divestment of subsidiaries	
Purchase consideration (paid in the form of liquid funds)	
Acquired subsidiaries	580
Divested subsidiaries	20
Liquid funds	
Acquired subsidiaries	64
Divested subsidiaries	5

Other more significant assets and liabilities

	Acquired subsidiaries	Divested subsidiaries
Fixed assets	250	19
Inventories	324	8
Operating receivables	203	14
Provisions	68	-
Operating liabilities	196	15
Other liabilities	52	-

NOTE 34. CONVERTIBLE DEBENTURE LOAN

	GROUP		PARENT COMPANY	
	2001	2000	2001	2000
Loan amount outstanding	1 024	1 024	955	955

The term of the convertible debenture loan in the Parent Company is the period 2 July 1999 through 30 June 2004. Conversion to new shares may be requested during the period 2 July 2001–31 May 2004. The conversion price is SEK 219. The convertible loan carries annual interest corresponding to STIBOR less 0.75 percentage points. The outstanding amount of the loan is SEK 955 M.

Seco Tools has issued a convertible debenture loan with a term from 30 June 1999 through 30 May 2004. Conversion to new B shares may be requested during the period 1 February 2001–30 April 2004. The conversion price is SEK 254. The convertible loan carries annual interest corresponding to STIBOR less 0.75 percentage points. The outstanding amount of the loan is SEK 69 M.

Proposed appropriation of profits

The Board of Directors and President propose that	
the profits brought forward from the preceding year	8 407 645 266
and the profit for the year	1 508 503 077
SEK	9 916 148 343
be appropriated as follows:	
a dividend of SEK 9.50 per share	2 382 125 950*
profit carried forward	7 534 022 393
SEK	9 916 148 343

* The total dividend amount may change up to the record day as a result of further acquisitions of own shares.

Sandviken, 13 February 2002

Percy Barnevik
Chairman

Bo Boström	Georg Ehrnrooth	Per-Olof Eriksson
Göran Lindstedt	Arne Mårtensson	Lars Nyberg
Clas Reuterskiöld	Mauritz Sahlin	Clas Åke Hedström President

Auditors' Report

TO THE ANNUAL GENERAL MEETING OF SANDVIK AKTIEBOLAG; (PUBL)
CORPORATE REGISTRATION NUMBER 556000-3468

We have audited the annual accounts and the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of Sandvik Aktiebolag for the year 2001. These accounts and the administration of the company are the responsibility of the Board of Directors and the President. Our responsibility is to express an opinion on the financial statements and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President, as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any Board member or the President. We also examined whether any Board member or the President has, in any other way, acted in contravention of the Swedish Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act, and, thereby, give a true and fair view of the Company's and the Group's financial position and results of operations in accordance with generally accepted accounting principles in Sweden. We recommend to the Annual General Meeting of shareholders that the income statements and the balance sheets of the Parent Company and the Group be adopted, that the profit of the Parent Company be dealt with in accordance with the proposal in the Report of the Directors and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Sandviken, 6 March 2002

Bernhard Öhrn Authorized Public Accountant	Lars Svantemark Authorized Public Accountant

Approximative
US GAAP information

The Sandvik Group's financial statements have been prepared in accordance with Swedish accounting principles. The significant differences between these principles and generally accepted accounting principles in the US (US GAAP) as applicable to the Sandvik Group are described below.

DEFERRED TAX

Sandvik changed its accounting policy for the reporting of income taxes effective 1 January 2001 to comply with new Swedish accounting principles on the accounting for income taxes. Upon adoption, the equity as of 1 January 2000 and earnings for the year ended 31 December 2000 were restated to reflect the retrospective application of the new policy. The accounting for income taxes adopted under Swedish priniciples complies in all significant respects to US GAAP. The deferred tax amounts earlier reported under US GAAP did not consider all the taxable temporary differences recognized when adopting the new Swedish principles, and the US GAAP information for 2000 has, therefore, been restated in the table. Additionally, tax effects arise from other differences between Swedish and US GAAP, as shown in the reconciliation.

ACQUISITIONS

Swedish principles for valuations of own shares issued in connection with acquisitions are less prescriptive than corresponding US principles. Because of such differences, the acquisition value of the CTT group is reported at a higher amount under US GAAP.

REVALUATION OF ASSETS

As permitted under Swedish GAAP, certain fixed assets have been reported at values in excess of acquisition cost. Such revaluation of assets is not permitted under US GAAP.

CAPITALIZATION OF INTEREST

In accordance with Swedish GAAP, interest expenses incurred to finance new buildings, machinery and equipment are charged against earnings. US GAAP requires that such interest expense be capitalized and depreciated with other acquisition costs over the lifetime of the asset.

FINANCIAL INSTRUMENTS

Under Swedish GAAP, unrealized gains and losses on hedging instruments used to hedge future transaction flows are normally deferred and reported with the underlying transaction when it occurs.

In accordance with US GAAP effective 1 January 2001, gains and losses from derivative instruments can only be deferred from current earnings to the extent that the instruments are designated and are effective as a hedge. All other derivatives are recorded in earnings. For the purposes of this US GAAP information, management has decided not to designate any derivatives as hedges and all derivatives have been valued at fair value.

PENSIONS

There is no comprehensive standard in Sweden for reporting of pension liabilities for all companies operating within a multinational group. Although the Swedish principles have similar objectives for the accounting of pensions and other post-retirement benefits, the US rules are more prescriptive. US GAAP specifies certain methods for actuarial calculations and the determination of the discount rate, and for the accounting of actuarial gains and losses as well as plan changes. The actuarial assumptions used may also differ.

GENERAL

Other areas in which the application of US GAAP to Sandvik Group accounts differ, include mainly general provisions and restructuring reserves recorded when a company is acquired.

Under Swedish GAAP, the provision for costs for restructuring is made when the plan is prepared and the decision taken. US GAAP includes additional requirements for recording a provision. This means that the costs for these and similar measures are booked at a later date in accordance with US GAAP.

Shareholders' equity and net profit for the year in 2001 in accordance with Swedish GAAP includes reimbursement of SPP pension surplus funds that to a certain extent have not yet been settled. The unpaid portion of the SPP refund is not included in the US GAAP information.

The application of US GAAP would have the following approximate effect on the Sandvik Group's reported net profit, earnings per share and shareholders' equity:

(Amounts in SEK M, unless otherwise stated)	2001	2000
Net profit for the year according to the consolidated income statement	3 688	3 712
Increase/decrease in		
Acquisitions	-4	-4
Revaluations of assets	5	1
Capitalization of interest	-2	-5
Financial instruments	-	2
Pensions	41	30
Other adjustments	136	-162
Tax effects of US GAAP adjustments	-46	-2
Approximate net profit according to US GAAP	3 818	3 572
Approximate earnings per share according to US GAAP, SEK	**14.90**	**13.80**
Shareholders' equity according to the consolidated balance sheet	23 972	23 019
Increase/decrease in		
Acquisitions	45	49
Revaluations of assets	-319	-313
Capitalization of interest	125	127
Financial instruments	-17	-17
Pensions	13	83
Other adjustments	269	132
Tax effects of US GAAP adjustments	-102	-55
Approximate shareholders' equity according to US GAAP	23 986	23 025
Approximate shareholders' equity per share according to US GAAP, SEK	**95.60**	**89.00**

Percy Barnevik



Clas Åke Hedström



Directors and Auditors

DIRECTORS

Percy Barnevik, Chairman of the Board, London, b. 1941. Chairman of the Board AstraZeneca PLC. Director of General Motors, US. Chairman of the Board of Sandvik AB since 1983. Sandvik shares: 150,000. Has declined re-election at Annual General Meeting on 7 May 2002. Appointed Honorary Chairman.

Clas Åke Hedström, Sandviken, b. 1939. President and Chief Executive Officer of Sandvik AB. Leaving his position at 2002 Annual General Meeting. Proposed as new Board Chairman. Director of Scania AB, AB SKF and the Association of Swedish Engineering Industries. Director of Sandvik AB since 1994. Sandvik Shares: 25,680, options 86,000, convertible debentures corresponding to 750 shares.

Per-Olof Eriksson, Sandviken, b. 1938. Chairman of the Board of SAPA AB, Swedish National Grid, Thermia AB and Odlander, Fredrikson & Co. Director of Handelsbanken, Preem Petroleum AB, SSAB Svenskt Stål AB, AB Volvo, AB Custos, Skanska AB and Assa Abloy AB. Member of the Royal Academy of Engineering Sciences (IVA). Director of Sandvik AB since 1984. Sandvik shares: 100,000.

Mauritz Sahlin, Gothenburg, b. 1935. Chairman of the Board of Air Liquide AB, Beijer Elektronik AB, Chalmers AB, FlexLink AB, IMEGO AB and Universeum AB. Director of BILLES AB, PayBox AG, LightLab AB and Mando AB. Director of Sandvik AB since 1993. Sandvik shares: 7,000.

Georg Ehrnrooth, Helsinki, b. 1940. Chairman of the Board of Assa Abloy AB and Pensionsförsäkringsbolaget Varma-Sampo. Vice Chairman of Rautaruuki Oyj. Director of Sampo Oyj, Wärtsilä Oyj Abp, Oy Karl Fazer Ab, Nokia Oyj. Director of Sandvik AB since 1997. Sandvik shares: 6,000.



Clas Reuterskiöld

Arne Mårtensson



Lars Nyberg

Per-Olof Eriksson



Mauritz Sahlin



Georg Ehrnrooth



Clas Reuterskiöld, Stocksund, b. 1939. Director of AB Industrivärden, Telefon AB LM Ericsson, SSAB and Skandia. Director of Sandvik AB since 1997. Has declined re-election at 2002 Annual General Meeting. Sandvik shares: 2,000.

Arne Mårtensson, Djursholm, b. 1951. Chairman of the Board of Svenska Handelsbanken. Director of Holmen AB, Skanska AB, V&S Vin & Sprit AB, Swedish ICC, Industry and Commerce Stock Exchange Committee, Stockholm School of Economics Advisory Board (Chairman), Business Council of World Economic Forum. Director of Sandvik AB since 1999. Sandvik shares: 500.

Lars Nyberg, Dayton, Ohio, US, b. 1951. Chairman of the Board and CEO of NCR Corporation, US. Director of Sandvik AB since 1999. Sandvik shares: 1,000.

Bo Boström, Åshammar, b. 1949. Chairman AB Sandvik Steel Union Committee, Metal Workers' Union, Sandviken. Director of Sandvik AB since 1988 (Employee representative). Sandvik shares: 540, convertible debentures corresponding to 500 shares.

Göran Lindstedt, Sandviken, b. 1942. Chairman Sandvik AB Union Committee, Industrial Salaried Employees' Association. Director of Sandvik AB since 1989 (Employee representative). Sandvik shares: 233, convertible debentures corresponding to 750 shares.

DEPUTY DIRECTORS

Birgitta Karlsson, Stocksund, b. 1952. Union Committee, Association of Graduate Engineers, Sandvik Västberga, Stockholm. Director of Sandvik AB since 1998 (Employee representative). Sandvik shares: 714, convertible debentures corresponding to 750 shares.

Bo Westin, Köping, b. 1950. Chairman Union Committee, Metal Workers' Union, Sandvik Smith AB, Köping. Director of Sandvik AB since 1999 (Employee representative). Sandvik shares: 64, convertible debentures corresponding to 750 shares.

AUDITORS

Bernhard Öhrn, Stockholm, Authorized Public Accountant
Lars Svantemark, Stockholm, Authorized Public Accountant

DEPUTY AUDITORS

Åke Näsman, Stockholm, Authorized Public Accountant
Peter Markborn, Stockholm, Authorized Public Accountant

Information as of 1 March 2002



Bo Boström



Göran Lindstedt



Birgitta Karlsson



Bo Westin


Clas Åke Hedström


Lars Pettersson


Peter Larson

Group Executive Management

Clas Åke Hedström
President and Chief Executive Officer until 7 May 2002, b. 1939, M.Sc. Eng., employed since 1965.

Lars Pettersson
Executive Vice President until 7 May 2002. President of Sandvik Specialty Steels Business Area. President and CEO as of 7 May 2002, b. 1954, M.Sc. Eng., employed since 1979.

Peter Larson
Executive Vice President, b. 1949, MBA, employed 1981-84, and since 1997.

Anders Thelin
President of Sandvik Tooling Business Area, b. 1950, M.Sc. Eng., employed since 1976.

Anders Ilstam
President of Sandvik Mining and Construction Business Area, b. 1941, A.E., employed since 1993.

Rune Nyberg
Group Vice President Human Resources, b. 1949, B.Sc., employed 1983-1992, and since 1996.

Tom Erixon
Group Vice President Business Development and IT, as of 1 August 2001, b. 1960, BL and MBA, employed since 2001.


Anders Ilstam


Anders Thelin


Rune Nyberg


Tom Erixon


Sven Flodmark


Roland Setterberg


Peter Gossas


Harry Furuberg


Svante Lindholm

Senior Management

BUSINESS AREAS

Anders Thelin, Sandvik Tooling
Anders Ilstam, Sandvik Mining and Construction
Lars Pettersson, Sandvik Specialty Steels

BUSINESS SECTORS

Anders Thelin, Sandvik Coromant
Sven Flodmark, Sandvik Hard Materials
Roland Setterberg, Sandvik CTT

Kjell Carlsson, Sandvik Tamrock Tools and Services
Lasse Hakoaho, Sandvik Tamrock Equipment
Anders Ilstam, VA-Eimco
Jarmo Juntunen, Sandvik Materials Handling
Walter Maier, Driltech Mission
Nils-Evert Karlsson, Sandvik Rock Processing

Lars Pettersson, Sandvik Steel until 7 May 2002
Peter Gossas, Sandvik Steel as of 7 May 2002
Harry Furuberg, Kanthal
Svante Lindholm, Sandvik Process Systems

GROUP STAFFS

Tom Erixon, Business Development and IT
Ulf Åhman, Finance
Gunnar Båtelsson, Treasury
Lennart Tåquist, Intellectual Property
Heléne Gunnarson, Communications
Bo Severin, Legal Affairs
Rune Nyberg, Human Resources
Björn Jonson, Advertising and Identity
Anders Vrethem, Auditing and Special Projects
Thomas B. Hjelm, Taxes and Financial Projects
Hans Mårtensson, Technology

SERVICE COMPANIES

Åke Axelson, AB Sandvik Service
Hans Blomgren, Sandvik Systems Development AB
Håkan Sundin, Sandvik Information Technology AB


Kjell Carlsson


Lasse Hakoaho


Jarmo Juntunen


Walter Maier


Nils-Evert Karlsson

Annual General Meeting

The Annual General Meeting will be held at Jernvallen in Sandviken on Tuesday, 7 May 2002, at 3:00 p.m.

Shareholders wishing to attend the Meeting must notify the Board either by letter addressed to Sandvik AB, Legal Affairs, SE-811 81 Sandviken, or by telefax +46(0)26-26 10 86, or by telephone +46(0)26-26 09 40 between 9:00 a.m. and 4:00 p.m. or via Internet on the Group's website (www.sandvik.com). Notification must reach Sandvik AB not later than 3:00 p.m. on 30 April 2002. In order to qualify for attendance, shareholders must also have been entered in the Share Register kept by VPC AB not later than 26 April 2002. Shareholders whose shares are registered as held in trust must have them temporarily re-registered with the VPC in their own names not later than 26 April 2002 to establish their right to attend the Meeting.

When making notification of intent to attend the Meeting, please state your name, personal or organization number, address and telephone number and possible assistants. If you plan to be represented at the Meeting by proxy, such notice should be made known to Sandvik AB prior to the Meeting ○

Payment of dividend

The Board and the President recommend that the Meeting declare a dividend of SEK 9.50 per share for 2001.

The proposed record date is 13 May 2002. If this proposal is adopted by the Meeting, it is expected that dividends will be ready for remittance by 16 May 2002. Dividends will be sent to those who, on the record date, are entered in the Share Register or on the separate List of Assignees, etc. Dividends will be remitted from VPC. To facilitate the distribution, shareholders who have moved should report their change of address to their bank in good time before the record day ○

Financial information 2002/2003

First-Quarter Report	7 May 2002
Semi-Annual Report	7 August 2002
Third-Quarter Report	6 November 2002
Report on Operations in 2002	11 February 2003
Annual Report for 2002	April 2003
Annual General Meeting	5 May 2003

Financial information can be ordered from Sandvik AB, Group Communications, SE-811 81 Sandviken, Sweden

Tel. +46 (0)26-26 10 47

Fax. +46 (0)26-26 10 43

www.sandvik.com

Key figures

	2001	2000	1999	1998	1997
Invoiced sales, SEK M	48 900	43 750	39 300	42 400	34 119
Profit after financial items, SEK M	5 606	5 804	5 465	3 935	4 205
as % of invoicing	11	13	14	9	12
Net profit for the year, SEK M	3 688	3 712	3 620	2 095	2 725
Shareholders' equity, SEK M	23 972	23 019	20 109	18 621	17 414
Equity ratio, %	50	55	52	47	47
Net debt/equity ratio, times	0.4	0.3	0.3	0.4	0.4
Rate of capital turnover, %	102	104	95	104	96
Liquid assets, SEK M	2 258	2 097	2 369	1 800	2 494
Return on shareholders' equity, %	15.5	17.3	12.4 **	11.9	14.3
Return on capital employed, %	17.4	20.3	15.1 **	16.3	17.7
Investment in property, plant and equipment, SEK M	2 627	2 087	1 875	2 811	2 353
Total investments, SEK M	4 083	2 670	2 233	3 202	6 644
Cash flow from operations, SEK M	5 093	4 476	3 394	3 919	4 984 *
Cash flow, SEK M	73	-334	577	-791	-2 035 *
Number of employees, 31 Dec.	34 848	34 742	33 870	37 520	38 406

* In accordance with earlier definition ** Excluding items affecting comparability

PER-SHARE DATA, SEK

	2001	2000	1999	1998	1997
Earnings[1]	14.40	14.30	14.00	8.10	10.15
Earnings after dilution[2]	14.30	14.10	13.90		
Shareholders' equity	95.50	89.00	77.70	72.00	67.30
Dividend (2001: proposed)	9.50	9.00	8.00	7.00	7.00
Direct return[3], %	4.2	4.0	3.0	5.0	3.1
Payout percentage[4], %	66	63	57	86	69
Quoted prices, highest	244	309	282	252	272
lowest	176	180	137	134	182
year-end	225	227	268	141	226
No. of shares at year-end, millions	251.0	258.7	258.7	258.7	258.7
Beta[5]	0.98	1.12	0.84	0.95	1.29
P/E ratio[6]	15.6	15.9	19.1	17.4	22.3
Quoted price, % of shareholders' equity[7]	235	255	344	196	336

Notes:
1) Net profit for the year per share.
2) Net profit for the year per share after dilution for outstanding convertible program.
3) Dividend divided by the quoted price at year-end.
4) Dividend divided by earnings per share.
5) Beta value shows the volatility of the share price compared with the entire market.
6) Market price of share at year-end in relation to earnings per share.
7) Market price of share at year-end, as a percentage of reported shareholders' equity per share.

Additional definitions, page 50.

DEVELOPMENT BY BUSINESS AREA

	INVOICED SALES			OPERATING PROFIT					
	2001	2000	1999	2001		2000		1999	
	SEK M	SEK M	SEK M	SEK M	%	SEK M	%	SEK M	%
Sandvik Tooling	16 561	15 507	13 177	2 964 *	18	3 135	20	2 597	20
Sandvik Mining and Construction	13 501	10 184	8 808	1 348	10	1 073	11	674	8
Sandvik Specialty Steels	14 528	14 209	11 971	1 281	9	980	7	633	5
Seco Tools	4 259	3 785	3 128	787	18	740	20	572	18

* Including capital gain of SEK 340 M on sale of Procera-Sandvik.

SANDVIK AB SE-811 81 SANDVIKEN SWEDEN TEL +46 26 26 00 00 FAX +46 26 26 10 22
www.sandvik.com